International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2014

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

DECEMBER 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	INTRODUCTION	3

II.	SUMMARY OF ALLOCABLE INCOME AND INCOME ALLOCATION	4

III.	BALANCE SHEET ANALYSIS	5

IV.	FINANCIAL RISK MANAGEMENT	7

V.	SUMMARY OF FAIR VALUE RESULTS	10

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the six months ended		As of and for full year
	December 31, 2014	December 31, 2013	June 30, 2014
Lending Highlights (Section III)

Commitments[a]	$14,350	$6,942	$18,604
Gross disbursements[b]	11,703	12,794	18,761
Net disbursements[b]	7,144	8,135	8,948

Reported Basis

Income Statement (Section II)

Board of Governors-approved and other transfers	$659	$621	$676
Net loss	1,514	69	978

Balance Sheet (Section III)

Total assets	$351,634	$328,836	$358,883
Net investment portfolio	41,761	30,624	42,708
Net loans outstanding	154,861	151,332	151,978
Borrowing portfolio[c]	155,548	139,837	152,643

Key Management Indicators

Allocable Income (Section II)	$549	$673	$769

Usable Equity[d] (Section IV)	$39,862	$40,483	$40,467

Equity-to-loans Ratio[e] (Section IV)	24.9%	25.8%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Net of borrowing derivatives.
d.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	Ratio is computed using usable equity and excludes the respective periods’ income.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

I.	Introduction

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2014 (FY14). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the six months ended, December 31, 2014 and 2013, as well as for the fiscal year ended June 30, 2014. Certain reclassifications of prior year’s information have been made to conform with the current year’s presentation. (For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements).

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world and is one of the five institutions of the World Bank Group (WBG). The other institutions of the WBG are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. The WBG’s two main goals are to end extreme poverty and promote shared prosperity. To meet these goals, IBRD provides loans, guarantees, and technical assistance (including through reimbursable advisory services) for economic reform projects and programs. In addition, IBRD provides or facilitates financing through trust fund partnerships with bilateral and multilateral donors. IBRD’s ability to intermediate the funds it raises in international capital markets is important in helping it achieve the development goals of its member countries. IBRD’s financial goal is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities.

IBRD derives its financial strength from its capital base, through the support of its shareholders as well as its financial and risk management policies and practices. Shareholder support takes the form of capital subscriptions from members and their strong record in servicing their debt to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks – including credit and market risks.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.” All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the income statement. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. This results in an asymmetry in the reported financial statements, as not all instruments are reported on the same basis. The disclosure of the fair value amounts of all instruments in the MD&A attempts to address this asymmetry. Management uses the reported financial statements to derive allocable income.

Fair Value

IBRD makes extensive use of financial instruments, including derivatives in its operations. In an attempt to address the asymmetry in the reported financial statements, whereby not all financial instruments are reported on the same basis, IBRD reflects all financial instruments at fair value in the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF), where IBRD uses derivatives to reduce the sensitivity of allocable income to short-term interest rates. Since fair value results constantly change in response to changes in the market environment, given IBRD’s intention to hold its primary assets and related funding to maturity (in its loan and borrowing portfolios), Management does not use the fair value results as a basis to make decisions on income allocation.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 3

Allocable Income

When looking at the long-term financial sustainability of IBRD, Management monitors IBRD’s capital adequacy and uses allocable income as the basis for making allocations of net income. Allocable income is arrived at by excluding all unrealized mark-to-market gains and losses with the exception of those relating to the investment portfolio, which is a trading portfolio. In addition, allocable income also reflects adjustments such as pension, as well as adjustments to exclude Board of Governors-approved and other transfers from reported net income, since in the case of the Board of Governors-approved and other transfers, these amounts have been funded from prior year’s allocable income (Table 1).

II.	Summary of Allocable Income and Income Allocation

Reported Net Income

For the first six months of the fiscal year ending June 30, 2015 (FY15), IBRD had a net loss of $1.5 billion, versus a net loss of $69 million during the same period in FY14. The major variance between the periods related to unrealized mark-to-market losses incurred on the non-trading portfolios, primarily due to the borrowings and loans related derivatives (See Tables 1 and 11).

Table 1: Condensed Statement of Net and Allocable Income

In millions of U.S. dollars
For the six months ended December 31,	2014	2013	Variance
Interest revenue, net of funding costs
Interest margin	$423	$433	$(10)
Equity contribution[a]	750	813	(63)
Investments	34	48	(14)

Net interest revenue	$1,207	$1,294	$(87)

Provision for losses on loans and other exposures	(70)	(15)	(55)
Other income, net	9	33	(24)
Net non-interest expenses[b]	(635)	(662)	27
Board of Governors-approved and other transfers	(659)	(621)	(38)
Unrealized mark-to-market losses on non-trading portfolios, net[a,c]	(1,366)	(98)	(1,268)

Net loss	$(1,514)	$(69)	$(1,445)

Adjustments to reconcile net loss to allocable income:
Pension and other adjustments	38	23	15
Board of Governors-approved and other transfers	659	621	38
Unrealized mark-to-market losses on non-trading portfolios, net[a,c]	1,366	98	1,268

Allocable income	$549	$673	$(124)

a.	This includes the reclassification of net realized mark-to-market gains of $581 million and $432 million for the first six months of FY15 and FY14, respectively, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution.
b.	Primarily comprised of administrative expenses and reimbursable income.
c.	See Table 11.

Allocable Income

The primary drivers of IBRD’s allocable income in FY15 were interest earned on the loans funded by debt and revenue generated from IBRD’s equity (equity contribution), partially offset by net non-interest expenses, and changes in the provision for losses on loans and other exposures1 (Table 1 summarizes IBRD’s net income and provides a reconciliation to allocable income).

IBRD’s loans are funded by debt and equity. Revenue generated from IBRD’s equity is primarily comprised of the following: a) interest earned from loans funded by equity; b) net interest income from EMF positions (See Section IV); and c) realized mark-to-market gains from the unwinding of certain EMF positions.

[1]	Other exposures include loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

Allocable income was $549 million for the first six months of FY15, $124 million lower than the same period in FY14. The major variances between the periods are explained below:

Provision for losses on loans and other exposures:

For the first six months of FY15, there was a charge of $70 million, primarily reflecting the growth in net loans outstanding during the period. This compares with a charge of $15 million in the same period in FY14, reflecting the impact of loans to Iran being restored to accrual status.

Equity Contribution:

During the first six months of FY15, equity contribution was $750 million as compared with $813 million during the same period in FY14. The reduction in the equity contribution of $63 million, was in line with the rebalancing of the EMF strategy.

Figure 1: Net Interest Revenue for the first six months of FY In billion of U.S. dollars

Income Allocation

The allocable income for FY14 was $769 million. Of this amount, IBRD’s Board of Governors approved on October 10, 2014, the transfer of $635 million to IDA and $134 million to Surplus. The transfer to IDA was made on October 14, 2014. In addition, IBRD’s Board of Governors approved a transfer of $15 million to the Global Infrastructure Facility from Surplus, by way of grant.

III. Balance Sheet Analysis

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	December 31, 2014	June 30, 2014	Variance
Investments and due from banks	$48,745	$49,183	$(438)
Net loans outstanding	154,861	151,978	2,883
Receivable from derivatives	144,679	154,070	(9,391)
Other assets	3,349	3,652	(303)

Total assets	$351,634	$358,883	$(7,249)

Borrowings	$160,083	$161,026	$(943)
Payable for derivatives	140,832	146,885	(6,053)
Other liabilities	13,641	11,987	1,654
Equity	37,078	38,985	(1,907)

Total liabilities and equity	$351,634	$358,883	$(7,249)

Lending Highlights

IBRD’s principal assets are its loans to member countries.

For the first six months of FY15, loan commitments totaled $14.4 billion, $7.4 billion above the same period in FY14 (Table 3). Commitments during the period were exceptionally high due to a strong pipeline developed in the second half of FY14. This was attributed to the increase in the Single Borrower Limit (SBL), and the end of the transition period on September 30, 2014, for approving loans under the pricing terms that were in effect through June 30, 2014 (see the June 30, 2014, MD&A for a detailed discussion on the new pricing terms and the new measures implemented during FY14).

Gross disbursements during the first six months of FY15 were $11.7 billion, $1.1 billion below the same period in FY14 (Table 4).

Figure 2: Commitments and Gross Disbursements Trend In billions of U.S. dollars	Figure 3: Net Loans Outstanding In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 5

As of December 31, 2014, IBRD’s net loans outstanding were $154.9 billion, an increase of $2.9 billion from June 30, 2014. The increase was mainly due to $7.1 billion in net loan disbursements made in the first six months of FY15, partially offset by currency translation losses of $4.2 billion, consistent with the 11% depreciation of the euro against the U.S. dollar.

Table 3: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
For the six months ended	December 31, 2014	% of total	December 31, 2013	% of total
Africa	$559	4%	$7	0%
East Asia and Pacific	3,617	25	2,060	30
Europe and Central Asia	4,970	35	268	4
Latin America and the Caribbean	3,415	24	2,881	41
Middle East and North Africa	1,789	12	1,052	15
South Asia	—	—	675	10

Total	$14,350	100%	$6,942	100%

Table 4: Gross Disbursements by Region - For the Fiscal Year-To-Date

In millions of U.S. dollars
For the six months ended	December 31, 2014	% of total	December 31, 2013	% of total
Africa	$602	5%	$103	1%
East Asia and Pacific	1,805	15	2,084	16
Europe and Central Asia	4,062	35	4,569	36
Latin America and the Caribbean	3,825	33	4,573	36
Middle East and North Africa	1,095	9	1,102	9
South Asia	313	3	363	2

Total	$11,703	100%	$12,794	100%

Investment Highlights

As of December 31, 2014, IBRD’s net investment portfolio totaled $41.8 billion, of which $40.7 billion represents the liquid asset portfolio (see Note C: Investments in the Notes to the Condensed Quarterly Financial Statements). The liquid asset portfolio was lower by $0.8 billion than on June 30, 2014, reflecting the impact of loan disbursements made during the first six months of FY15.

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows, as reflected in the prudential minimum liquidity level, to meet all of IBRD’s financial commitments. The prudential minimum liquidity level has been set at $26 billion for FY15, and the liquid asset portfolio was at 157% of the prudential minimum liquidity levels as of December 31, 2014, slightly above the targeted range of 100%-150%.

Figure 4: Liquidity Asset Portfolio In billions of U.S. dollars

Borrowing Highlights

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first six months of FY15, IBRD raised medium and long-term debt of $27.5 billion in 18 currencies.

As of December 31, 2014, the borrowing portfolio totaled $155.5 billion, an increase of $2.9 billion from June 30, 2014 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $5.3 billion to support the increase in loan disbursements, partially offset by currency translation gains of $3.1 billion, consistent with the depreciation of the euro against the U.S. dollar.

Figure 5: Borrowing Portfolio In billions of U.S. dollars

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

Capital Highlights

As a result of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011, subscribed capital is expected to increase by $87 billion over a five-year period, of which $5.1 billion will be paid-in. As of December 31, 2014, $51.3 billion was subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $3.0 billion, of which $518 million was received during the first six months of FY15.

IV.	Financial Risk Management

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. IBRD’s Executive Directors monitor IBRD’s capital adequacy within a strategic capital adequacy framework and use the equity-to-loans ratio as a key indicator of capital adequacy.

At the beginning of the 2008 global financial crisis, the equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Strategic Capital Adequacy Framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries and resulting in a decline in the ratio.

IBRD’s equity-to-loans ratio decreased to 24.9% at December 31, 2014 from 25.7% on June 30, 2014, and was above the minimum ratio of 20% (Table 5). The decrease in the ratio was mainly driven by the $7.1 billion in net loan disbursements. Since IBRD minimizes the exchange rate sensitivity of its balance sheet, the depreciation of the euro against the U.S. Dollar in the first six months of FY15 has not had an impact on the equity-to-loans ratio.

Figure 6: Equity-to-Loans Ratio Trend (%)

Table 5: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages
As of	December 31, 2014	June 30, 2014	Variance
Equity-to-loans ratio	24.9%	25.7%	(0.8)%
Usable equity	$39,862	$40,467	$(605)
Net loans outstanding and other exposures	$160,150	$157,272	$2,878

Management of Credit and Market Risks

Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits. These limits take into account the creditworthiness and performance of borrowers.

IBRD’s exposure to certain countries in the Europe and Central Asia Region experiencing geo-political tensions, was $5.6 billion as of December 31, 2014. This represents 3% of IBRD’s total loans outstanding and other exposures. At December 31, 2014, no amounts were overdue from these countries.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 7

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, by applying an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of DDOs, and other eligible exposures that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the SBL. The effective SBL on December 31, 2014 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries, lower than the EAL of $27 billion at December 31, 2014.	Figure 7: Country Exposures as of December 31, 2014 In billions of U.S. dollars

The eight countries with the highest exposures accounted for about 61% of IBRD’s total exposure. In FY14, a surcharge of 50 basis points was introduced on balances above the previous SBL ($17.5 billion for India and $16.5 billion for the other four SBL eligible borrowing countries). As of December 31, 2014, no surcharge was applicable to any of the five countries.

Accumulated Provision on Loans and Other Exposures

As of December 31, 2014, only 0.3% of IBRD’s loans were in nonaccrual status and all were related to Zimbabwe. IBRD’s total provision for losses on loans was 1.1% of total loans outstanding (see Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions (Table 6). The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

IBRD’s overall commercial counterparty credit exposure increased by $747 million during the first six months of FY15. The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 68% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The reduction in AA rated exposure from June 30, 2014 to December 31, 2014 was primarily due to a rating downgrade of one country, to single A. IBRD continues to have a preference for highly rated securities and counterparties across all categories of financial instruments.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

Table 6: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of December 31, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$9,971	$8,973	$—	$18,944	42%
AA	4,204	7,508	107	11,819	26
A	8,245	6,413	81	14,739	32
BBB	10	2	—	12		*
BB or lower	—	76	—	76		*

Total	$22,430	$22,972	$188	$45,590	100%

	As of June 30, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$8,323	$8,191	$—	$16,514	37%
AA	5,108	12,360	509	17,977	40
A	1,055	8,627	163	9,845	22
BBB	408	2	—	410	1
BB or lower	—	97	—	97	*

Total	$14,894	$29,277	$672	$44,843	100%

*	Indicates percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

•	Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of December 31, 2014, the notional amounts and net fair value exposures under these agreements were $10.2 billion and $1.4 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•	Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of December 31, 2014, the notional amount under this agreement was $11.7 billion and IBRD had no net fair value exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of December 31, 2014, IDA had not posted any collateral with IBRD.

•	Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of December 31, 2014, the notional amounts and net fair value exposures under this agreement were $6.7 billion and $1.1 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2014, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 9

Credit Valuation Adjustment (CVA)

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty credit risks from IFFIm and IDA in connection with derivative-intermediation activities. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. As credit risk is an essential component of fair value, the CVA is included in the fair value of derivatives. The CVA on IBRD’s balance sheet was $29 million as of December 31, 2014, and $34 million as of June 30, 2014.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. This strategy helps IBRD to manage the interest margin on the proportion of loans funded by debt, against interest rate volatility. The interest revenue on the remaining proportion of loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s invested equity within a range of zero to five years based on market and macroeconomic conditions. The strategy also allows IBRD to realize some of the unrealized mark-to-market gains from these positions. In line with this, during the six months ended December 31, 2014, certain derivatives were liquidated, resulting in realized mark-to-market gains of $581 million and a decline in the interest rate sensitivity of the position. As measured by duration, the interest rate sensitivity of IBRD’s equity declined to approximately 2 years as of December 31, 2014, from approximately 3 years as of June 30, 2014.

V. Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity (in its loan and borrowing portfolios), Management does not use fair value to reach decisions on income allocation. Rather, fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 7, on a fair value basis, if interest rates increase by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $11 million on its non-trading portfolios as of December 31, 2014.

Table 7: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
For the six months ended December 31, 2014	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Investment portfolio	$ *	$3
Borrowing portfolio	4	47
Loan portfolio	(7)	(43)
EMF	(8)		*

Total (loss)/gains	$(11)	$7

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

Figure 8 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $47 million on the bonds. These would be significantly offset by the $43 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 8: Sensitivity to Interest Rates as of December 31, 2014

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

For the first six months of FY15, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $1.9 billion on its non-trading portfolios. See Table 8 below for details.

Table 8: Summary of Fair Value Adjustments on Non-Trading Portfolios –

Fair Value Basisa

In millions of U.S. dollars
For the six months ended December 31,	2014	2013
Borrowing portfolio	$(270)	$287
Loan portfolio	(1,679)	457
EMF	61	(563)

	$(1,888)	$181

a.	See Table 11 for reconciliation to the fair value comprehensive basis net income.

Effect of Credit

For the first six months of FY15, IBRD experienced $270 million of unrealized mark-to-market losses on the borrowing portfolio, of which $210 million was due to the tightening of its credit spreads. In addition, IBRD experienced $1.7 billion of unrealized mark-to-market losses on the loan portfolio, of which $1.6 billion was due to the net widening of CDS spreads for several of its borrowing member countries during the same period (see the June 30, 2014, MD&A for a detailed discussion on how the credit risk of each portfolio is managed).

Effect of Interest Rates

IBRD uses derivatives in its loan and borrowing portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small unrealized mark-to-market gains/losses in income (Figure 8).

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 9 and 10 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 11

Table 9: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of December 31, 2014			As of June 30, 2014
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$2,412	$—	$2,412	$3,701	$—	$3,701
Investments	46,333	—	46,333	45,482	—	45,482
Net loans outstanding	154,861	(3,146)	151,715	151,978	(2,021)	149,957
Receivable from derivatives	144,679	—	144,679	154,070	—	154,070
Other assets	3,349	—	3,349	3,652	—	3,652

Total assets	$351,634	$(3,146)	$348,488	$358,883	$(2,021)	$356,862

Borrowings	$160,083	$5 [a]	$160,088	$161,026	$2 [a]	$161,028
Payable for derivatives	140,832	—	140,832	146,885	—	146,885
Other liabilities	13,641	—	13,641	11,987	—	11,987

Total liabilities	314,556	5	314,561	319,898	2	319,900
Paid in capital stock	14,523	—	14,523	14,005	—	14,005
Retained earnings and other equity	22,555	(3,151)	19,404	24,980	(2,023)	22,957

Total equity	37,078	(3,151)	33,927	38,985	(2,023)	36,962

Total liabilities and equity	$351,634	$(3,146)	$348,488	$358,883	$(2,021)	$356,862

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 10: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the six months ended December 31,	2014	2013	Variance
Net loss from Table 1	$(1,514)	$(69)	$(1,445)
Fair value adjustment on loans[a]	(1,116)	(158)	(958)
Changes to AOCI (Table 12)	(484)	472	(956)

Net loss income on fair value comprehensive basis	$(3,114)	$245	$(3,359)

a.	Amount includes provision for losses on loans and other exposures: $70 million charge – December 31, 2014, and $15 million charge – December 31, 2013.

Table 11: Fair Value Adjustments, net

In millions of U.S. dollars
	For the six months ended December 31, 2014
	Unrealized gains (losses)[a] from Table 1	Realized gains (losses)	Fair Value Adjustment from Table 10	Other Adjustments			Total from Table 8
Borrowing portfolio	$(279)	$9	$—	$		(*)[b]	$(270)
Loan portfolio	(563)[c]	—	(1,116)		—		(1,679)
EMF[d]	(520)	581	—		—		61
Asset-liability management portfolio[d]	*	—	—			(*)	—
Client operations portfolio	(4)	—	—		4		—

Total	$(1,366)	$590	$(1,116)		$4		$(1,888)

	For the six months ended December 31, 2013
	Unrealized gains (losses)[a] from Table 1	Realized gains (losses)	Fair Value Adjustment from Table 10	Other Adjustments			Total from Table 8
Borrowing portfolio	$293	$(6)	$—	$	*	[b]	$287
Loan portfolio	615 [c]	—	(158)				457
EMF[d]	(995)	432	—				(563)
Asset-liability management portfolio[d]	(9)	—	—		9		—
Client operations portfolio	(2)	—	—		2		—

Total	$(98)	$426	$(158)		$11		$181

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes $558 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market gains of $617 million -December 31, 2013).
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amounts less than $0.5 million.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014

Changes in Accumulated Other Comprehensive Income

In addition to the unrealized mark-to-market gains/losses on the non-trading portfolios, IBRD’s fair value net income also reflects changes in Accumulated Other Comprehensive Income (AOCI). The $956 million decrease in AOCI primarily relates to net negative currency-translation adjustments resulting from the 11% depreciation of the euro against the U.S. dollar during the period.

Table 12: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars
For the six months ended December 31,	2014	2013		Variance
Unrecognized net actuarial gains on benefit plans, net	$89	$82		$7
Unrecognized net prior service credit on benefit plans, net	12	12		*
Derivatives and hedging transition adjustment[a]	(*)		*	*
Currency translation adjustments	(585)	378		(963)

Total	$(484)	$472		$(956)

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2014 13

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2014 (Unaudited)	June 30, 2014 (Unaudited)
Assets
Due from banks—Note C
Unrestricted cash	$2,321	$3,606
Restricted cash	91	95

	2,412	3,701

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $2,082 million— December 31, 2014; $155 million—June 30, 2014)—Note C	43,859	42,412
Securities purchased under resale agreements—Note C	2,474	3,070
Derivative assets
Investments—Notes C, F and K	23,033	13,514
Loans—Notes A, D, F and K	3,359	2,784
Client operations—Notes D, F, I and K	34,279	36,517
Borrowings—Notes A, E, F and K	82,614	99,150
Others—Notes F and K	1,394	2,105

	144,679	154,070

Loans outstanding—Notes D, I and K
Total loans	216,705	212,470
Less undisbursed balance	59,762	58,449

Loans outstanding (including loans at fair value of $134 million— December 31, 2014; $141 million—June 30, 2014)	156,943	154,021
Less:
Accumulated provision for loan losses	1,659	1,626
Deferred loan income	423	417

Net loans outstanding	154,861	151,978
Other assets—Notes C and I	3,349	3,652

Total assets	$351,634	$358,883

14 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

	December 31, 2014 (Unaudited)	June 30, 2014 (Unaudited)
Liabilities
Borrowings—Note E	$160,083	$161,026
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	5,470	3,390
Derivative liabilities
Investments—Notes C, F and K	22,058	13,820
Loans—Notes A, D, F and K	5,805	5,132
Client operations—Notes D, F, I and K	34,291	36,539
Borrowings—Notes A, E, F and K	78,079	90,767
Others—Notes A, F and K	599	627

	140,832	146,885

Other liabilities—Notes C, D and I	8,171	8,597

Total liabilities	314,556	319,898

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2014, and June 30, 2014)
Subscribed (2,001,841 shares—December 31, 2014, and 1,929,711 shares—June 30, 2014)	241,492	232,791
Less uncalled portion of subscriptions	226,969	218,786

Paid-in capital	14,523	14,005
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(344)	(406)
Receivable amounts to maintain value of currency holdings	(204)	(221)
Deferred amounts to maintain value of currency holdings	(137)	382
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	26,773	28,287
Accumulated other comprehensive loss—Note J	(3,533)	(3,062)

Total equity	37,078	38,985

Total liabilities and equity	$351,634	$358,883

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 15

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2014	2013	2014	2013
Revenue
Loans, net—Notes A, D, F and K
Interest and commitment charges, net	$293	$304	$587	$613
Unrealized mark-to-market (losses) gains, net	(574)	472	(563)	615
Investments-Trading, net—Notes C and F	30	27	52	83
Equity management, net—Notes C, F and K
Interest, net	79	153	172	404
Unrealized mark-to-market gains (losses), net	203	(125)	61	(563)
Other, net—Notes F, I and K	176	146	288	257

Total revenue	207	977	597	1,409

Expenses
Borrowings, net—Notes A, E, F and K
Interest, net	95	99	189	203
Unrealized mark-to-market losses (gains), net	32	(116)	270	(287)
Administrative—Notes H and I	434	440	836	819
Contributions to special programs	54	50	87	107
Provision for losses on loans and other exposures—Note D	30	32	70	15
Board of Governors-approved and other transfers—Note G	659	621	659	621

Total expenses	1,304	1,126	2,111	1,478

Net loss	$(1,097)	$(149)	$(1,514)	$(69)

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

16 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2014	2013	2014	2013
Net loss	$(1,097)	$(149)	$(1,514)	$(69)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	—	—	1	1
Amortization of unrecognized net actuarial losses	44	42	89	82
Amortization of unrecognized prior service costs	6	6	12	12
Currency translation adjustment	(135)	212	(573)	405

Total other comprehensive income	(85)	260	(471)	500

Comprehensive (loss) income	$(1,182)	$111	$(1,985)	$431

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2014	2013
Retained earnings at beginning of the fiscal year	$28,287	$29,265
Net loss for the period	(1,514)	(69)

Retained earnings at end of the period	$26,773	$29,196

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 17

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2014	2013
Cash flows from investing activities
Loans
Disbursements	$(11,681)	$(12,780)
Principal repayments	4,559	4,567
Principal prepayments	—	92
Loan origination fees received	12	18
Net derivatives-loans	5	(10)
Sale of AFS securities	—	2,484
Other investing activities, net	(64)	(56)

Net cash used in investing activities	(7,169)	(5,685)

Cash flows from financing activities
Medium and long-term borrowings
New issues	28,313	17,640
Retirements	(20,682)	(24,827)
Net short-term borrowings	(1,825)	8,329
Net derivatives-borrowings	(259)	36
Capital subscriptions	518	312
Other capital transactions, net	27	59

Net cash provided by financing activities	6,092	1,549

Cash flows from operating activities
Net loss	(1,514)	(69)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	776	(328)
Change in fair value of AFS securities sold	—	80
Depreciation and amortization	396	371
Provision for losses on loans and other exposures	70	15
Changes in:
Investments-Trading, net	(498)	1,962
Other assets and liabilities	665	894

Net cash (used in) provided by operating activities	(105)	2,925

Effect of exchange rate changes on unrestricted cash	(103)	119

Net decrease in unrestricted cash	(1,285)	(1,092)
Unrestricted cash at beginning of the fiscal year	3,606	4,555

Unrestricted cash at end of the period	$2,321	$3,463

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(4,224)	$1,556
Investment portfolio	(288)	53
Borrowing portfolio	(3,127)	1,107
Capitalized loan origination fees included in total loans	22	14
Interest paid on borrowings	33	71

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2014 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2014 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

In particular, effective July 1, 2014, derivative assets and liabilities relating to the Loan portfolio, which were previously included in the line items Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities on IBRD’s Condensed Balance Sheet, are now shown separately under derivative assets and derivative liabilities. For the Condensed Statement of Income, interest, net and unrealized mark-to-market gains and losses associated with these derivatives, which were previously shown under Borrowings, net are now included under Loans, net. For the Condensed Statement of Cash Flows, the impact of these derivative instruments, which were previously shown under the Net derivatives-borrowings line item, under financing activities, is now shown as a separate line item under investing activities. As a result, on the Condensed Balance Sheet, Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities as of June 30, 2013 have decreased by $2,784 million, $4,933 million and $199 million, respectively. Derivative assets and derivative liabilities relating to loans increased by $2,784 million and $5,132 million, respectively. On the Condensed Statement of Income, for the six months ended December 31, 2013, total revenue decreased by $823 million, with the offset reported as a decrease in total expenses. On the Condensed Statement of Cash Flows, for the six months ended December 31, 2013, Net derivatives- borrowings increased by $10 million while Net derivatives-loans decreased by $10 million.

In addition, the presentation for realized mark-to-market gains and losses on the Condensed Statement of Income and the Condensed Statement of Cash Flows has been changed. For the Condensed Statement of Income, realized mark-to-market gains and losses, net, which were previously included in Interest, net, for Equity management and Borrowings portfolios have been reclassified to Unrealized mark-to-market gains and losses, net. For the Condensed Statement of Cash Flows, within the Cash flows from operating activities category, realized mark-to-market gains and losses, were reclassified from Other assets and liabilities to Unrealized mark-to-market gains and losses on non-trading portfolios, net. As a result, on Condensed Statement of Income, for the Equity management, net, for the six months ended December 31, 2013, Interest, net decreased by $432 million, and the Unrealized mark-to-market losses decreased by $432 million. For Borrowings, Interest, net, decreased by $6 million, and Unrealized mark-to-market gains, net, decreased by $6 million. There was no net effect on the total revenue and expenses due to this reclassification. For the Condensed Statement of Cash Flows, Unrealized mark-to-market losses (gains) on non-trading portfolios, net decreased by $426 million, and Other assets and liabilities increased by $426 million. There was no net effect on the Cash flows from operating activities line item in the Condensed Statement of Cash Flows.

There was no effect on IBRD’s total assets, total liabilities, equity, reported net income or unrestricted cash balances from these reclassifications.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of December 31, 2014, IBRD believes that the Act has not had any significant effect on its business.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 19

In May 2014, the FASB issued ASU 2014-09, Revenue from Contract with Customers (Topic 606). The ASU provides a common framework for revenue recognition for U.S.GAAP, and supersedes most of the existing revenue recognition guidance in U.S.GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASU also requires additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from customers. For IBRD, the ASU currently will be effective from the quarter ending September 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase- to- Maturity Transactions, Repurchase Financings, and Disclosures. The ASU requires repurchase-to-maturity transactions and some repurchase financing arrangements to be accounted for as secured borrowings. It also requires additional disclosures about certain transactions accounted for as sales and about the nature of collateral pledged for transactions accounted for as secured borrowings. For IBRD, the ASU will be effective from the quarter ending March 31, 2015. IBRD is currently evaluating this ASU, but does not expect the ASU to have a significant impact on its financial statements since all IBRD’s repurchase agreements are already accounted for as secured borrowings.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements (Subtopic 205-40): Going Concern – Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. The ASU provides guidance on management’s responsibilities in evaluating the entity’s ability to continue as a going concern and for the related financial statement disclosures. Until now guidance related to this topic was provided under U.S. auditing standards, which do not govern management’s disclosures. Under this ASU, each reporting period, management would be required to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date of financial statements are issued. For IBRD, the ASU will be effective beginning with the fiscal year ending June 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2014 and the fiscal year ended June 30, 2014:

	Authorized shares	Subscribed shares
As of June 30, 2013	2,307,600	1,850,047
General and Selective Capital Increase (GCI/SCI)	—	79,664

As of June 30, 2014	2,307,600	1,929,711
GCI/SCI	—	72,130

As of December 31, 2014	2,307,600	2,001,841

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the six months ended December 31, 2014 and for the fiscal year ended June 30, 2014:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2013	$223,181	$(209,747)	$13,434
GCI/SCI	9,610	(9,039)	571

As of June 30, 2014	232,791	(218,786)	14,005
GCI/SCI	8,701	(8,183)	518

As of December 31, 2014	$241,492	$(226,969)	$14,523

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

NOTE C—INVESTMENTS

As of December 31, 2014, IBRD’s investments include the liquid asset portfolio, and holdings relating to: the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), the Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contribution to its pension plan.

The composition of IBRD’s net investment portfolio as of December 31, 2014 and June 30, 2014 was as follows:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Net investments portfolio
Liquid asset portfolio	$40,733	$41,568
PCRF holdings	52	44
AMC holdings	142	280
PEBP holdings	834	816

Total	$41,761	$42,708

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2014, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (53% and 34%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at December 31, 2014 and June 30, 2014, is as follows:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Equity securities[a]	$574	$477
Government and agency obligations	23,147	15,377
Time deposits	14,916	22,104
Asset-backed securities (ABS)	5,222	4,454

Total	$43,859	$42,412

a.	Includes $83 million of alternative investments in PEBP holdings ($50 million—June 30, 2014).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 21

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Investments - Trading	$43,859	$42,412
Securities purchased under resale agreements	2,474	3,070
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(5,470)	(3,390)
Derivative assets
Currency forward contracts	5,894	5,167
Currency swaps	17,036	8,264
Interest rate swaps	85	80
Swaptions, exchange traded options and futures contracts	18	3
Other[a]	*	*

Total	23,033	13,514

Derivative liabilities
Currency forward contracts	(5,772)	(5,154)
Currency swaps	(16,136)	(8,520)
Interest rate swaps	(119)	(133)
Swaptions, exchange traded options and futures contracts	(31)	(13)
Other[a]	—	—

Total	(22,058)	(13,820)

Cash held in investment portfolio[b]	2,181	3,428
Receivable from investment securities traded[c]	42	47
Payable for investment securities purchased[d]	(2,300)	(2,553)

Net Investment Portfolio	$41,761	$42,708

a.	These relate to TBA securities.
b.	These amounts are included in Unrestricted cash under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F–Derivative Instruments.

As of December 31, 2014, there were $2,139 million short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2014). These are reported at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy.

For the three and six months ended December 31, 2014, IBRD’s revenue included $22 million and $51 million of unrealized mark-to-market losses, respectively (unrealized mark-to-market losses of $39 million and $41 million—three and six months ended December 31, 2013, respectively).

During the six months ended December 31, 2013, the AFS portfolio, part of equity management positions, was liquidated, resulting in $240 million of realized losses. The total proceeds from the sale of these securities were $2,484 million.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of December 31, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$304	$270	[a]	$—	$574
Government and agency obligations	4,547	18,600		—	23,147
Time deposits	165	14,751		—	14,916
ABS	—	5,222		—	5,222

Total Investments – Trading	5,016	38,843		—	43,859

Securities purchased under resale agreements	16	2,458		—	2,474
Derivative assets-Investments
Currency forward contracts	—	5,894		—	5,894
Currency swaps	—	17,036		—	17,036
Interest rate swaps	—	85		—	85
Swaptions, exchange traded options and futures contracts	1	17		—	18
Other[b]	—	*		—	*

Total Derivative assets-Investments	1	23,032		—	23,033

Total	$5,033	$64,333		$—	$69,366

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$2,082		$—	$2,082
Derivative liabilities-Investments
Currency forward contracts	—	5,772		—	5,772
Currency swaps	—	16,136		—	16,136
Interest rate swaps	—	119		—	119
Swaptions, exchange traded options and futures contracts	10	21		—	31
Other[b]	—	—		—	—

Total Derivative liabilities-Investments	10	22,048		—	22,058

Total	$10	$24,130		$—	$24,140

a.	Includes $83 million of alternative investments in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,388 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 23

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$276	$201	[a]	$—	$477
Government and agency obligations	4,521	10,856		—	15,377
Time deposits	2,433	19,671		—	22,104
ABS	—	4,454		—	4,454

Total Investments – Trading	7,230	35,182		—	42,412

Securities purchased under resale agreements	19	3,051		—	3,070
Derivative assets-Investments
Currency forward contracts	—	5,167		—	5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[b]	—		*	—		*

Total Derivative assets-Investments	—	13,514		—	13,514

Total	$7,249	$51,747		$—	$58,996

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$156		$—	$156
Derivative liabilities-Investments
Currency forward contracts	—	5,154		—	5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[b]	—	—		—	—

Total Derivative liabilities-Investments	10	13,810		—	13,820

Total	$10	$13,966		$—	$13,976

a.	Includes $50 million of alternative investments held in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,234 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits, are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are short-term and are reported at face value which approximates fair value.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swaps agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2014 and June 30, 2014.

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Collateral received
Cash	$3,388	$3,234
Securities	2,090	2,785

Total collateral received	$5,478	$6,019

Collateral permitted to be repledged	$5,478	$6,019
Amount of collateral repledged	—	—

As of December 31, 2014, IBRD received total cash collateral of $3,388 million ($3,234 million—June 30, 2014), of which $3,372 million was invested in highly liquid instruments ($2,114 million—June 30, 2014).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For Balance Sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2014 and June 30, 2014, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$2,082	$155	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$2,082	$156	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At December 31, 2014, and June 30, 2014 the liabilities relating to securities transferred under repurchase or securities lending agreements did not include any repurchase agreement trades that had not settled at that date.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 25

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s balance sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2014, securities purchased under resale agreements included $70 million of securities, which had not settled at that date ($2,027 million—June 30, 2014). For the remaining purchases, IBRD received securities with a fair value of $2,400 million ($1,069 million—June 30, 2014). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2014).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of December 31, 2014, 82% were to Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

As of December 31, 2014, only 0.29% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.06% of the total loans outstanding.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: low, medium and high-risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

The following table provides an aging analysis of the loan portfolio as of December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	December 31, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,403	$13,403
Medium	—	—	—	—	—	—	88,866	88,866
High	6	1	—	—	—	7	54,075	54,082

Loans in accrual status[a]	6	1	—	—	—	7	156,344	156,351
Loans in nonaccrual status[a]	—	—	—	—	458	458	—	458
Loan at fair value[b]	—	—	—	—	—	—	134	134

Total	$6	$1	$—	$—	$458	$465	$156,478	$156,943

In millions of U.S. dollars
	June 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,319	$13,319
Medium	—	—	—	—	—	—	85,477	85,477
High	—	—	—	—	—	—	54,622	54,622

Loans in accrual status[a]	—	—	—	—	—	—	153,418	153,418
Loans in nonaccrual status[a]	—	—	—	5	457	462	—	462
Loan at fair value[b]	—	—	—	—	—	—	141	141

Total	$—	$—	$—	$5	$457	$462	$153,559	$154,021

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 27

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2014, and for the fiscal year ended June 30, 2014 are summarized below:

In millions of U.S. dollars
	December 31, 2014			June 30, 2014
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,626	$41	$1,667	$1,659	$54	$1,713
Provision —charge (release)	70	—	70	(46)	(14)	(60)
Translation adjustment	(37)	(1)	(38)	13	1	14

Accumulated provision, end of the period/fiscal year	$1,659	$40	$1,699	$1,626	$41	$1,667

Composed of accumulated provision for losses on:
Loans in accrual status	$1,430			$1,395
Loans in nonaccrual status	229			231

Total	$1,659			$1,626

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$156,351			$153,418
Loans at amortized cost in nonaccrual status	458			462
Loan at fair value in accrual status	134			141

Total	$156,943			$154,021

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Liabilities–Client Operations	Other, net

Overdue Amounts

At December 31, 2014, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2014 and June 30, 2014, and for the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Recorded investment in nonaccrual loans[a]	$458	$462
Accumulated provision for loan losses on nonaccrual loans	229	231
Average recorded investment in nonaccrual loans for the period/fiscal year	460	462
Overdue amounts of nonaccrual loans	865	852

Principal	458	462
Interest and charges	407	390

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Interest income not recognized as a result of loans being in nonaccrual status	$8	$9	$17	$17

During the three and six months ended December 31, 2014, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended December 31, 2014, interest income recognized on loans in nonaccrual status was less than $1 million, while during the six months ended December 31, 2014, the interest income recognized was $1 million (less than $1 million—three months ended December 31, 2013 and $1 million—six months ended December 31, 2013).

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Effective July 16, 2013, all loans to, or guaranteed by, Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by, Iran were restored to accrual status on that date. Interest revenue for the six months ended December 31, 2013, increased by $8 million, $7 million of which represents revenue that would have been accrued in previous fiscal year had these loans not been placed in nonaccrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at December 31, 2014 is presented below:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$458	$865	October 2000

Guarantees

Guarantees of $1,619 million were outstanding at December 31, 2014 ($1,804 million—June 30, 2014). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At December 31, 2014, liabilities related to IBRD’s obligations under guarantees of $50 million ($60 million—June 30, 2014), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $20 million ($25 million—June 30, 2014).

During the six months ended December 31, 2014 and December 31, 2013, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and six months ended December 31, 2014, and December 31, 2013, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Interest waivers	$25	$30	$52	$60
Commitment charge waivers	2	2	3	5
Front-end fee waivers	5	8	10	11

Total	$32	$40	$65	$76

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2014, loans to one country generated an excess of 10 percent of total loan revenue; this amounted to $121 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 29

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the six months ended December 31, 2014, and December 31, 2013, is presented in the following table:

In millions of U.S. dollars
	December 31, 2014		December 31, 2013
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$2,992	$53	$2,329	$17
East Asia and Pacific	31,221	201	30,022	213
Europe and Central Asia	43,551	220	43,991	210
Latin America and the Caribbean	53,523	480	51,742	507
Middle East and North Africa	12,227	74	11,984	83
South Asia	13,212	42	13,167	48
Other[a]	217	1	226	1

Total	$156,943	$1,071	$153,461	$1,079

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net from loan related derivatives of $484 million ($466 million—December 31, 2013).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at December 31, 2014 was 4.5%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014		2013
Beginning of the period/fiscal year	$132	$138	$141		$148
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(2)	5		*	4
Other comprehensive income	4	3	(7)		(6)

End of the period	$134	$146	$134		$146

*	Indicates amount less than $0.5 million.

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in net income, for the three and six months ended December 31, 2014 and December 31, 2013, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Mark-to-Market Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location Loans, net	$(5)	$2	$(5)	$(2)

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their respective carrying values as of December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	December 31, 2014		June 30, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$154,861	$151,715	$151,978	$149,957

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2014 and June 30, 2014, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2014, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Borrowings	$160,083	$161,026
Currency swaps, net[a]	(99)	(3,898)
Interest rate swaps, net[a]	(4,436)	(4,485)

	$155,548	$152,643

a.	Interest, net for Borrowings on the Condensed Statement of Income includes $1,802 million of interest income, net related to derivatives associated with Borrowing portfolio ($1,704 million—six months ended December 31, 2013).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2014 and June 30, 2014 is as follows:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Level 1	$—	$—
Level 2	156,906	157,143
Level 3	3,177	3,883

	$160,083	$161,026

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Beginning of the period/fiscal year	$3,483	$6,058	$3,883	$6,511
Total realized/unrealized mark-to-market losses (gains) in:
Net income	187	346	407	367
Other comprehensive income	(200)	(350)	(456)	(278)
Issuances	190	59	476	101
Settlements	(436)	(526)	(936)	(1,029)
Transfers out, net	(47)	(750)	(197)	(835)

End of the period	$3,177	$4,837	$3,177	$4,837

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 31

Information on the unrealized mark-to-market gains or losses included in net income for the three and six months ended December 31, 2014 and December 31, 2013, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Mark-to-Market Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location Borrowings, net	$(125)	$(241)	$(276)	$(223)

The following table provides information on the unrealized mark-to-market gains or losses included in net income for the three and six months ended December 31, 2014 and December 31, 2013, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Mark-to-Market Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location Borrowings, net	$(1,056)	$659	$(1,038)	$1,209

During the three and six months ended December 31, 2014, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2014, were unrealized mark-to-market losses of $57 million and $210 million, respectively.

During the three and six months ended December 31, 2013, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2013, were unrealized mark-to-market gains of $147 million and $244 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustments will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2014	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average) December 31, 2014	Range (average) June 30, 2014
Borrowings	$3,177	$3,883	Discounted Cash Flow	Correlations	-52% to 77% (8%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	17% to 45% (31%)	14% to 33% (22%)

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2014 and December 31, 2013. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended December 31,				Six Months Ended December 31,
	2014		2013		2014		2013
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$47	$(47)	$750	$(750)	$199	$(199)	$835	$(835)
Transfers (out of) into	—	—	—	—	(2)	2	—	—

	$47	$(47)	$750	$(750)	$197	$(197)	$835	$(835)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2014	$160,083	$159,207	$876
June 30, 2014	$161,026	$161,751	$(725)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 33

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2014 and June 30, 2014:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets				Derivative Liabilities
	December 31, 2014		June 30, 2014		December 31, 2014	June 30, 2014
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts - Investment-Trading	$18		$3		$31	$13
Interest rate swaps	7,401		7,769		4,824	4,151
Currency swaps[a]	137,260		146,298		135,977	142,721
Other[b]		*		*	—	—

Total Derivatives	$144,679		$154,070		$140,832	$146,885

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	December 31, 2014		June 30, 2014
Investments - Trading
Interest rate swaps
Notional principal	$8,156		$2,910
Credit exposure	85		80
Currency swaps (including currency forward contracts)
Credit exposure	1,118		59
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,198		850
Notional short position	13,924		21,228
Credit exposure	18		3
Other derivatives[b]
Notional long position	47		47
Notional short position	—		—
Credit exposure		*	1
Loans
Interest rate swaps
Notional principal	28,258		29,775
Credit exposure	106		196
Currency swaps
Credit exposure	223		65
Client operations
Interest rate swaps
Notional principal	23,311		22,691
Credit exposure	1,405		1,070
Currency swaps
Credit exposure	1,712		1,701
Borrowings
Interest rate swaps
Notional principal	165,735		152,248
Credit exposure	4,910		4,919
Currency swaps
Credit exposure	8,053		9,994
Other derivatives
Interest rate swaps
Notional principal	35,237		42,113
Credit exposure	895		1,504
Currency swaps
Credit exposure	—		41

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2014 is $3,633 million ($1,216 million—June 30, 2014). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would be required to post collateral on December 31, 2014, the amount of collateral that would need to be posted would be $1,465 million ($164 million— June 30, 2014). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $3,633 million ($1,216 million—June 30, 2014). In contrast, IBRD received collateral totaling $5,478 million as of December 31, 2014 ($6,019 million—June 30, 2014), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and six months ended December 31, 2014, and December 31, 2013, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Three Months Ended December 31,		Six Months Ended December 31,
	Condensed Statement of Income Location	Unrealized Mark-to-Market Gains (Losses)[b]
		2014	2013	2014	2013
Derivatives not designated as hedging instruments, and not held in trading portfolio[a]
Interest rate swaps	Loans, Equity management, Borrowings and Other, net	$39	$(50)	$(1,073)	$(1,082)
Currency swaps (including currency forward contracts and structured swaps)		615	(145)	750	(383)

Total		$654	$(195)	$(323)	$(1,465)

a.	For alternative disclosures about trading derivatives, see the following table.
b.	Includes amounts reclassified to realized mark-to-market gains (losses).

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment-trading portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Condensed Statement of Income Location	Investments-Trading, net[a]		Investments-Trading, net[a]
	Gains (Losses)		Gains (Losses)
	2014	2013	2014	2013
Type of instrument
Fixed income (including associated derivatives)	$(22)	$(48)	$(47)	$(59)
Equity	—	9	(4)	18

Total	$(22)	$(39)	$(51)	$(41)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of December 31, 2014 and June 30, 2014. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 35

legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	December 31, 2014
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$21,683	$(14,282)	$7,401	$15,073	$(10,249)	$4,824
Currency swaps[a]	137,260	—	137,260	135,977	—	135,977
Other[b]	18	—	18	32	(1)	31

Total	$158,961	$(14,282)	$144,679	$151,082	$(10,250)	$140,832

Amounts subject to legally enforceable master netting agreements[c]			(137,177)			(137,177)

Net derivative positions at counterparty level before collateral			$7,502			$3,655

Less:
Cash collateral received[d]			3,017
Securities collateral received[d]			1,804

Net derivative exposure after collateral			$2,681

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2014
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$22,482	$(14,713)	$7,769	$14,173	$(10,022)	$4,151
Currency swaps[a]	146,298	—	146,298	142,721	—	142,721
Other[b]	3	—	3	13	—	13

Total	$168,783	$(14,713)	$154,070	$156,907	$(10,022)	$146,885

Amounts subject to legally enforceable master netting agreements[c]			(145,595)			(145,595)

Net derivatives positions at counterparty level before collateral			$8,475			$1,290

Less:
Cash collateral received[d]			2,840
Securities collateral received[d]			2,485

Net derivative exposure after collateral			$3,150

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and June 30, 2014 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis December 31, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,894		$—	$5,894
Currency swaps	—	17,036		—	17,036
Interest rate swaps	—	85		—	85
Swaptions, exchange traded options and futures contracts	1	17		—	18
Other[a]	—		*	—		*

	1	23,032		—	23,033

Loans
Currency swaps	—	3,180		73	3,253
Interest rate swaps	—	106		—	106

	—	3,286		73	3,359

Client operations
Currency swaps	—	32,874		—	32,874
Interest rate swaps	—	1,405		—	1,405

	—	34,279		—	34,279

Borrowings
Currency swaps	—	75,008		2,696	77,704
Interest rate swaps	—	4,832		78	4,910

	—	79,840		2,774	82,614

Other assets/liabilities
Currency swaps	—	499		—	499
Interest rate swaps	—	895		—	895

	—	1,394		—	1,394

Total derivative assets	$1	$141,831		$2,847	$144,679

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,772		$—	$5,772
Currency swaps	—	16,136		—	16,136
Interest rate swaps	—	119		—	119
Swaptions, exchange traded options and futures contracts	10	21		—	31
Other[a]	—	—		—	—

	10	22,048		—	22,058

Loans
Currency swaps	—	2,991		62	3,053
Interest rate swaps	—	2,752		—	2,752

	—	5,743		62	5,805

Client operations
Currency swaps	—	32,865		—	32,865
Interest rate swaps	—	1,401		25	1,426

	—	34,266		25	34,291

Borrowings
Currency swaps	—	75,086		2,519	77,605
Interest rate swaps	—	427		47	474

	—	75,513		2,566	78,079

Other assets/liabilities
Currency swaps	—	546		—	546
Interest rate swaps	—	53		—	53

	—	599		—	599

Total derivative liabilities	$10	$138,169		$2,653	$140,832

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 37

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,167		$—	$5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[a]	—		*	—		*

	—	13,514		—	13,514

Loans
Currency swaps	—	2,502		86	2,588
Interest rate swaps	—	196		—	196

	—	2,698		86	2,784

Client operations
Currency swaps	—	35,447		—	35,447
Interest rate swaps	—	1,070		—	1,070

	—	36,517		—	36,517

Borrowings
Currency swaps	—	90,141		4,090	94,231
Interest rate swaps	—	4,858		61	4,919

	—	94,999		4,151	99,150

Other assets/liabilities
Currency swaps	—	601		—	601
Interest rate swaps	—	1,504		—	1,504

	—	2,105		—	2,105

Total derivative assets	$—	$149,833		$4,237	$154,070

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,154		$—	$5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[a]	—	—		—	—

	10	13,810		—	13,820

Loans
Currency swaps	—	2,642		75	2,717
Interest rate swaps	—	2,415		—	2,415

	—	5,057		75	5,132

Client operations
Currency swaps	—	35,435		—	35,435
Interest rate swaps	—	1,104		—	1,104

	—	36,539		—	36,539

Borrowings
Currency swaps	—	86,693		3,640	90,333
Interest rate swaps	—	399		35	434

	—	87,092		3,675	90,767

Other assets/liabilities
Currency swaps	—	562		—	562
Interest rate swaps	—	65		—	65

	—	627		—	627

Total derivative liabilities	$10	$143,125		$3,750	$146,885

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$298	$(14)	$284	$461	$26	$487
Total realized/unrealized mark-to-market gains or (losses) in:
Net income	115	20	135	288	5	293
Other comprehensive income	(201)	—	(201)	(436)	—	(436)
Issuances	—	—	—	(2)	—	(2)
Settlements	(22)	—	(22)	(107)	—	(107)
Transfers out, net	(2)	—	(2)	(16)	(25)	(41)

End of the period	$188	$6	$194	$188	$6	$194

In millions of U.S. dollars
	Three Months Ended December 31, 2013			Six Months Ended December 31, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$620	$4	$624	$628	$2	$630
Total realized/unrealized mark-to-market gains or (losses) in:
Net income	285	18	303	296	20	316
Other comprehensive income	(351)	—	(351)	(265)	—	(265)
Issuances	—	—	—	(3)	—	(3)
Settlements	(54)	—	(54)	(139)	—	(139)
Transfers out, net	(113)	—	(113)	(130)	—	(130)

End of the period	$387	$22	$409	$387	$22	$409

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and six months ended December 31, 2014 and December 31, 2013, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Mark-to-Market Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location Loans, Borrowings, Other, net	$85	$204	$196	$202

The following table provides the details of all inter-level transfers during the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31,				Six Months Ended December 31,
	2014		2013		2014		2013
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$2	$(2)	$113	$(113)	$16	$(16)	$130	$(130)
Transfers out of (into)	—	—	—	—	25	(25)	—	—

	$2	$(2)	$113	$(113)	$41	$(41)	$130	$(130)

Transfers from Level 3 to Level 2 are due to increased price transparency.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 39

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars
	Fair Value at December 31, 2014	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average), December 31, 2014	Range (average) June 30, 2014
Currency swaps Interest rate swaps	$194	$487	Discounted Cash Flow	Correlations	-52% to 77% (8%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	17% to 45% (31%)	14% to 33% (22%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 7, 2014, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014, a reduction in the Pension Reserve by $43 million and an increase in Restricted Retained Earnings by $2 million.

On October 10, 2014, IBRD’s Board of Governors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014: an immediate transfer to IDA of $635 million and $134 million to Surplus. The Board of Governors also approved a grant of $15 million to the Global Infrastructure Facility from Surplus. The transfer to IDA was made on October 14, 2014.

Retained earnings comprise the following components at December 31, 2014 and June 30, 2014:

In millions of U.S. dollars
	December 31, 2014	June 30, 2014
Special Reserve	$293	$293
General Reserve	26,889	26,889
Pension Reserve	1,017	1,060
Surplus	382	262
Cumulative Fair Value Adjustments[a]	(977)	53
Unallocated Net Income	(864)	(302)
Restricted Retained Earnings	33	32

Total	$26,773	$28,287

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$97	$28	$13	$194	$56	$25
Interest cost	162	30	11	323	60	22
Expected return on plan assets	(231)	(33)	—	(462)	(66)	—
Amortization of unrecognized prior service costs[a]	1	4	1	2	8	2
Amortization of unrecognized net actuarial losses[a]	26	6	12	53	13	23

Net periodic pension cost[b]	$55	$35	$37	$110	$71	$72

of which:
IBRD’s share	$26	$16	$17	$51	$33	$33
IDA’s share	$29	$19	$20	$59	$38	$39

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended December 31, 2013				Six Months Ended December 31, 2013
	SRP	RSBP	PEBP		SRP	RSBP	PEBP
Benefit Costs
Service cost	$87	$21	$8		$176	$43	$17
Interest cost	155	29	9		310	57	17
Expected return on plan assets	(192)	(27)	—		(385)	(54)	—
Amortization of unrecognized prior service costs[a]	2	4		*	4	8		*
Amortization of unrecognized net actuarial losses[a]	28	7	7		54	14	14

Net periodic pension cost[b]	$80	$34	$24		$159	$68	$48

of which:
IBRD’s share	$36	$15	$11		$73	$31	$22
IDA’s share	$44	$19	$13		$86	$37	$26

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 41

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At December 31, 2014 and June 30, 2014, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	December 31, 2014
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$341	$11,054	$(11,344)	$(838)	$(787)
IFC	217	32	—	—	(180)	69
MIGA	—	4	—	—	(8)	(4)

	$217	$377	$11,054	$(11,344)	$(1,026)	$(722)

In millions of U.S. dollars
	June 30, 2014
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$416	$12,221	$(12,102)	$(854)	$(319)
IFC	221	22	—	—	(181)	62
MIGA	—	3	—	—	(8)	(5)

	$221	$441	$12,221	$(12,102)	$(1,043)	$(262)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD and IDA, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Include amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2014, the balance of the loan under this facility amounted to $21 million ($25 million—June 30, 2014) and carried a fixed interest rate of 3.96% and weighted average maturity of 1.4 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR less 25 basis points (0.09% as of December 31, 2014) and is not eligible for interest waivers. At December 31, 2014, the balance of this loan was $196 million ($196 million— June 30, 2014).

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA agreed to exchange $120 million each of notional amount of exposures on their respective balance sheets with one another. Under the agreement, MIGA provided a guarantee on one of IBRD’s loan principal and interest exposures in exchange for IBRD’s guarantee of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation. As of December 31, 2014, liabilities related to IBRD’s obligation under this agreement amounted to $3 million. These include an accumulated provision for guarantee losses of less than $1 million.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and six months ended December 31, 2014, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $396 million and $770 million, respectively ($395 million and $771 million, respectively—three and six months ended December 31, 2013).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and six months ended December 31, 2014, IBRD’s other income is net of income allocated to IDA of $71 million and $116 million, respectively ($64 million and $112 million, respectively—three and six months ended December 31, 2013).

For the three and six months ended December 31, 2014 and December 31, 2013, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Fees charged to IFC	$15	$14	$27	$24
Fees charged to MIGA	2	1	3	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H- Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 43

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Six Months Ended December 31, 2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(573)	$—		$(573)	$443
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	1	[b]	1	(510)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	89	[c]	89	(3,773)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	12	[c]	12	(193)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(573)	$102		$(471)	$(3,533)

In millions of U.S. dollars
	Six Months Ended December 31, 2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$696	$405	$—		$405	$1,101
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	1	[b]	1	(512)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	82	[c]	82	(3,356)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	12	[c]	12	(154)

Total Accumulated Other Comprehensive Loss	$(2,921)	$405	$95		$500	$(2,421)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2014 and June 30, 2014.

In millions of U.S. dollars
	December 31, 2014			June 30, 2014
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from banks	$2,412	$2,412		$3,701	$3,701
Investments
Trading (including Securities purchased under resale agreements)	46,333	46,333		45,482	45,482
Net loans outstanding	154,861	151,715		151,978	149,957
Derivative assets

Investments	23,033	23,033		13,514	13,514

Loans	3,359	3,359		2,784	2,784

Client operations	34,279	34,279		36,517	36,517

Borrowings	82,614	82,614		99,150	99,150

Other asset/liability	1,394	1,394		2,105	2,105
Borrowings	160,083	160,088	[a]	161,026	161,028	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	5,470	5,470		3,390	3,390
Derivative liabilities

Investments	22,058	22,058		13,820	13,820

Loans	5,805	5,805		5,132	5,132

Client operations	34,291	34,291		36,539	36,539

Borrowings	78,079	78,079		90,767	90,767

Other asset/liability	599	599		627	627

a.	Includes $5 million ($2 million—June 30, 2014) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of December 31, 2014 and June 30, 2014, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED) 45

Realized and Unrealized Mark-to-Market Gains or Losses on Non-Trading Portfolios, Net

The following tables reflect the components of the realized and unrealized mark-to-market gains or losses on non-trading portfolios, net, for the three and six months ended December 31, 2014 and December 31, 2013:

In millions of U.S. dollars
	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]		Total
Non trading portfolios, net

Equity management, net	$—	$203	$203	$581	$(520)		$61

Borrowings, including derivatives —Notes E and F	3	(35)	(32)	9	(279)		(270)

Other assets/liabilities derivatives[a]	—	1	1	—		*	*

Client operations derivatives[a]	—	(2)	(2)	—	(4)		(4)

Loans, including derivatives—Notes D and F	—	(574)	(574)	—	(563	) [d]	(563)

Total	$3	$(407)	$(404)	$590	$(1,366)		$(776)

In millions of U.S. dollars
	Three Months Ended December 31, 2013			Six Months Ended December 31, 2013
	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total
Non trading portfolios, net

Equity management, net	$—	$(125)	$(125)	$432	$(995)	$(563)

Borrowings, including derivatives —Notes E and F	(8)	124	116	(6)	293	287

Other assets/liabilities derivatives[a]	—	(4)	(4)	—	(9)	(9)

Client operations derivatives[a]	—	(1)	(1)	—	(2)	(2)

Loans, including derivatives—Notes D and F	—	472	472	—	615 [d]	615

Total	$(8)	$466	$458	$426	$(98)	$328

a.	Included in Other net revenue in Condensed Statement of Income.
b.	Included in Unrealized mark-to-market gains/losses, net in Condensed Statement of Income.
c.	Includes amounts reclassified to realized mark-to-market gains (losses).
d.	Includes $558 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market gains of $617 million—six months ended December 31, 2013).
*	Indicates amount less than $0.5 million.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2014 (UNAUDITED)

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of December 31, 2014, the related condensed statements of income and comprehensive income for the three- and six-month periods ended December 31, 2014 and 2013, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2014 and 2013.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2014

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2014, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2014, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

February 12, 2015

47

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0625AUD04.25	0000013365	AUD	300,000,000	266,460,000	29-Oct-2014	7-Nov-2014	24-Jun-2025
BOND/SELL AUD/IBRD/GDIF/1218AUD02.59	0000013400	AUD	4,405,000	3,807,242	19-Nov-2014	2-Dec-2014	3-Dec-2018
BOND/SELL AUD/IBRD/GDIF/1219AUD02.50	0000013442	AUD	9,000,000	7,471,800	8-Dec-2014	18-Dec-2014	18-Dec-2019

Sub-total New Borrowings - Australian Dollar			313,405,000	277,739,042

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0517BRL08.58	0000013335	BRL	45,000,000	18,326,580	16-Oct-2014	21-Nov-2014	30-May-2017
BOND/SELL BRL/IBRD/GDIF/1217BRL08.75	0000013399	BRL	11,500,000	4,442,470	19-Nov-2014	29-Dec-2014	29-Dec-2017
BOND/SELL BRL/IBRD/GDIF/0218BRL09.30	0000013460	BRL	13,100,000	4,944,609	12-Dec-2014	4-Feb-2015	5-Feb-2018
BOND/SELL BRL/IBRD/GDIF/0717BRL09.30	0000013466	BRL	46,000,000	16,762,627	17-Dec-2014	29-Jan-2015	28-Jul-2017

Sub-total New Borrowings - Brazilian Real			115,600,000	44,476,285

Chinese Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/0916CNY02.375	0000013328	CNY	250,000,000	40,776,050	10-Oct-2014	20-Oct-2014	26-Sep-2016

Sub-total New Borrowings - Chinese Yuan Renminbi			250,000,000	40,776,050

Euro
BOND/SELL EUR/IBRD/GDIF/1264EURSTR01	0000013452	EUR	74,213,822	91,642,938	9-Dec-2014	18-Dec-2014	18-Dec-2064

Sub-total New Borrowings - Euro			74,213,822	91,642,938

Indian Rupee
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013310	INR	500,000,000	8,095,855	30-Sep-2014	14-Oct-2014	20-Dec-2016
BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013391	INR	2,500,000,000	40,614,085	13-Nov-2014	24-Nov-2014	24-May-2017
BOND/SELL INR/IBRD/GDIF/0618INR04.00	0000013396	INR	110,000,000	1,781,521	18-Nov-2014	24-Dec-2014	28-Jun-2018
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013421	INR	2,000,000,000	32,325,845	25-Nov-2014	5-Dec-2014	20-Dec-2016
BOND/SELL INR/IBRD/GDIF/0120INR04.20	0000013474	INR	348,500,000	5,510,317	22-Dec-2014	29-Jan-2015	30-Jan-2020

Sub-total New Borrowings - Indian Rupee			5,458,500,000	88,327,622

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1144JPYSTR	0000013333	JPY	100,000,000	946,253	16-Oct-2014	06-Nov-2014	07-Nov-2044
BOND/SELL JPY/IBRD/GDIF/1019JPYSTR03	0000013337	JPY	3,450,000,000	32,645,723	16-Oct-2014	29-Oct-2014	21-Oct-2019
BOND/SELL JPY/IBRD/GDIF/1244JPYSTR	0000013392	JPY	500,000,000	4,293,873	14-Nov-2014	08-Dec-2014	09-Dec-2044
BOND/SELL JPY/IBRD/GDIF/1244JPYSTR01	0000013412	JPY	300,000,000	2,542,481	21-Nov-2014	08-Dec-2014	09-Dec-2044
BOND/SELL JPY/IBRD/GDIF/1219JPYSTR	0000013413	JPY	350,000,000	2,966,227	21-Nov-2014	18-Dec-2014	19-Dec-2019
BOND/SELL JPY/IBRD/GDIF/0145JPYSTR	0000013461	JPY	500,000,000	4,209,817	15-Dec-2014	08-Jan-2015	06-Jan-2045
BOND/SELL JPY/IBRD/GDIF/0145JPYSTR01	0000013469	JPY	200,000,000	1,686,838	18-Dec-2014	08-Jan-2015	06-Jan-2045

Sub-total New Borrowings - Japanese Yen			5,400,000,000	49,291,212

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1119MXN03.60	0000013340	MXN	150,000,000	11,085,327	20-Oct-2014	12-Nov-2014	12-Nov-2019
BOND/SELL MXN/IBRD/GDIF/1116MXN02.625	0000013362	MXN	1,000,000,000	73,914,200	28-Oct-2014	6-Nov-2014	7-Nov-2016
BOND/SELL MXN/IBRD/GDIF/1219MXN03.6	0000013393	MXN	150,000,000	11,007,559	14-Nov-2014	10-Dec-2014	10-Dec-2019
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013404	MXN	200,000,000	14,715,891	19-Nov-2014	26-Nov-2014	16-Aug-2018

Sub-total New Borrowings - Mexican Peso			1,500,000,000	110,722,978

Page 1/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/1021NZD04.625	0000013437	NZD	250,000,000	194,112,500	03-Dec-2014	15-Dec-2014	06-Oct-2021

Sub-total New Borrowings - New Zealand Dollars			250,000,000	194,112,500

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0119PLN03.25	0000013318	PLN	25,000,000	7,553,669	03-Oct-2014	14-Oct-2014	31-Jan-2019

Sub-total New Borrowings - Polish Zloty			25,000,000	7,553,669

Swedish Kroner
BOND/SELL SEK/IBRD/GDIF/0619SEK01.375	0000013344	SEK	2,000,000,000	277,296,360	21-Oct-2014	30-Oct-2014	23-Jun-2019

Sub-total New Borrowings - Swedish Kroner			2,000,000,000	277,296,360

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1116TRY07.68	0000013334	TRY	64,000,000	28,088,655	16-Oct-2014	18-Nov-2014	17-Nov-2016
BOND/SELL TRY/IBRD/GDIF/0117TRY07.53	0000013465	TRY	60,000,000	25,356,041	17-Dec-2014	28-Jan-2015	27-Jan-2017

Sub-total New Borrowings - Turkish Lira			124,000,000	53,444,696

United States Dollar
BOND/SELL USD/IBRD/GDIF/0919USDSTR05	0000013315	USD	35,000,000	35,000,000	01-Oct-2014	16-Oct-2014	17-Sep-2019
BOND/SELL USD/IBRD/GDIF/1024USDSTR	0000013317	USD	5,000,000	5,000,000	03-Oct-2014	30-Oct-2014	30-Oct-2024
BOND/SELL USD/IBRD/GDIF/1124USD02.525	0000013319	USD	15,000,000	15,000,000	03-Oct-2014	07-Nov-2014	07-Nov-2024
BOND/SELL USD/IBRD/GDIF/1024USDSTR01	0000013322	USD	1,123,000	1,123,000	07-Oct-2014	15-Oct-2014	15-Oct-2024
BOND/SELL USD/IBRD/GDIF/1016USDSTR04	0000013326	USD	50,000,000	50,000,000	09-Oct-2014	20-Oct-2014	20-Oct-2016
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013329	USD	200,000,000	200,000,000	10-Oct-2014	21-Oct-2014	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/1021USDSTR	0000013331	USD	100,000,000	100,000,000	15-Oct-2014	29-Oct-2014	29-Oct-2021
BOND/SELL USD/IBRD/GDIF/0122USDSTR02	0000013338	USD	88,370,200	88,370,200	17-Oct-2014	12-Jan-2015	12-Jan-2022
BOND/SELL USD/IBRD/GDIF/0321USDSTR	0000013343	USD	22,753,000	22,753,000	20-Oct-2014	27-Oct-2014	01-Mar-2021
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013353	USD	100,000,000	100,000,000	23-Oct-2014	31-Oct-2014	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/1119USDSTR01	0000013358	USD	50,000,000	50,000,000	27-Oct-2014	04-Nov-2014	04-Nov-2019
BOND/SELL USD/IBRD/GDIF/1119USDSTR02	0000013359	USD	240,000,000	240,000,000	27-Oct-2014	26-Nov-2014	26-Nov-2019
BOND/SELL USD/IBRD/GDIF/1119USDSTR03	0000013363	USD	100,000,000	100,000,000	28-Oct-2014	13-Nov-2014	13-Nov-2019
BOND/SELL USD/IBRD/GDIF/1129USDSTR	0000013369	USD	5,000,000	5,000,000	30-Oct-2014	26-Nov-2014	26-Nov-2029
BOND/SELL USD/IBRD/GDIF/0518USDSTR07	0000013370	USD	100,000,000	100,000,000	31-Oct-2014	17-Nov-2014	17-May-2018
BOND/SELL USD/IBRD/GDIF/1129USDSTR01	0000013372	USD	20,000,000	20,000,000	03-Nov-2014	28-Nov-2014	28-Nov-2034
BOND/SELL USD/IBRD/GDIF/1119USDSTR04	0000013374	USD	100,000,000	100,000,000	04-Nov-2014	26-Nov-2014	26-Nov-2019
BOND/SELL USD/IBRD/GDIF/1118USD10.00	0000013377	USD	559,000,000	559,000,000	06-Nov-2014	13-Nov-2014	13-Nov-2018
BOND/SELL USD/IBRD/GDIF/1124USD02.50	0000013397	USD	4,000,000,000	4,000,000,000	18-Nov-2014	25-Nov-2014	25-Nov-2024
BOND/SELL USD/IBRD/GDIF/1222USDSTR02	0000013429	USD	20,000,000	20,000,000	01-Dec-2014	08-Dec-2014	08-Dec-2022
BOND/SELL USD/IBRD/GDIF/1221USDSTR01	0000013430	USD	20,000,000	20,000,000	01-Dec-2014	08-Dec-2014	08-Dec-2021
BOND/SELL USD/IBRD/GDIF/1224USD02.325	0000013433	USD	17,000,000	17,000,000	02-Dec-2014	19-Dec-2014	19-Dec-2024
BOND/SELL USD/IBRD/GDIF/1216USDSTR01	0000013434	USD	25,000,000	25,000,000	02-Dec-2014	19-Dec-2014	15-Dec-2016
BOND/SELL USD/IBRD/NSV/1234USD00.00	0000013438	USD	92,128,934	92,128,934	03-Dec-2014	19-Dec-2014	19-Dec-2034
BOND/SELL USD/IBRD/GDIF/1219USDSTR	0000013441	USD	100,000,000	100,000,000	05-Dec-2014	26-Dec-2014	26-Dec-2019
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000013451	USD	275,000,000	275,000,000	10-Dec-2014	17-Dec-2014	17-Dec-2021
BOND/SELL USD/IBRD/GDIF/0617USD00.90	0000013454	USD	25,000,000	25,000,000	11-Dec-2014	19-Dec-2014	19-Jun-2017

Sub-total New Borrowings - United States Dollar			6,365,375,134	6,365,375,134

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1217ZAR06.625	0000013418	ZAR	300,000,000	27,250,679	25-Nov-2014	05-Dec-2014	05-Dec-2017

Sub-total New Borrowings - South African Rand			300,000,000	27,250,679

Total New Borrowings				7,628,009,165

Page 2/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1014AUD05.50	0000009844	AUD	(800,000,000)	(703,960,000)	07-Oct-2009	21-Oct-2009	21-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1214AUD04.92	0000010210	AUD	(26,532,000)	(21,725,728)	25-May-2010	17-Jun-2010	17-Dec-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD04.56	0000010390	AUD	(25,000,000)	(21,992,500)	01-Oct-2010	28-Oct-2010	27-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD04.70	0000010400	AUD	(9,040,000)	(7,988,196)	12-Oct-2010	28-Oct-2010	28-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD04.62	0000010413	AUD	(21,240,000)	(18,478,800)	22-Oct-2010	26-Nov-2010	21-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD04.78	0000010418	AUD	(23,506,000)	(20,523,089)	25-Oct-2010	16-Nov-2010	17-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD05.00	0000010449	AUD	(9,598,000)	(8,179,416)	09-Nov-2010	29-Nov-2010	28-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1214AUD04.83	0000010490	AUD	(9,106,000)	(7,443,700)	07-Dec-2010	21-Dec-2010	19-Dec-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD05.50	0000010553	AUD	(600,000,000)	(527,970,000)	18-Jan-2011	27-Jan-2011	21-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD04.38	0000010673	AUD	(15,000,000)	(13,071,750)	24-Mar-2011	20-Apr-2011	16-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD04.58	0000010745	AUD	(20,000,000)	(17,462,000)	09-May-2011	31-May-2011	17-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1214AUD04.36	0000010800	AUD	(28,000,000)	(22,927,800)	07-Jun-2011	05-Jul-2011	17-Dec-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD03.26	0000010977	AUD	(24,268,000)	(21,321,865)	26-Sep-2011	17-Oct-2011	17-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1014AUDSTR01	0000010982	AUD	(100,000,000)	(87,395,000)	28-Sep-2011	14-Oct-2011	14-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1214AUD03.10	0000011109	AUD	(18,000,000)	(15,267,600)	09-Dec-2011	21-Dec-2011	01-Dec-2014

Sub-total Matured Borrowings - Australian Dollar			(1,729,290,000)	(1,515,707,443)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1014BRL07.62	0000010391	BRL	(21,680,000)	(8,594,137)	05-Oct-2010	28-Oct-2010	28-Oct-2014
BOND/SELL BRL/IBRD/GDIF/1114BRL07.50	0000010427	BRL	(20,700,000)	(8,127,208)	29-Oct-2010	26-Nov-2010	28-Nov-2014
BOND/SELL BRL/IBRD/GDIF/1214BRL07.80	0000010464	BRL	(23,900,000)	(9,001,714)	19-Nov-2010	21-Dec-2010	22-Dec-2014

Sub-total Matured Borrowings - Brazilian Real			(66,280,000)	(25,723,059)

Euro
BOND/SELL EUR/IBRD/GDIF/1014EUR01.00	0000005984	EUR	(40,000,000)	(50,350,000)	10-Oct-2002	30-Oct-2002	30-Oct-2014

Sub-total Matured Borrowings - Euro			(40,000,000)	(50,350,000)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011206	GBP	(800,000,000)	(1,258,440,000)	07-Feb-2012	15-Feb-2012	17-Dec-2014
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011326	GBP	(100,000,000)	(157,305,000)	29-Mar-2012	05-Apr-2012	17-Dec-2014
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011365	GBP	(100,000,000)	(157,305,000)	24-Apr-2012	02-May-2012	17-Dec-2014
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011386	GBP	(150,000,000)	(235,957,500)	03-May-2012	14-May-2012	17-Dec-2014

Sub-total Matured Borrowings - Pound Sterling			(1,150,000,000)	(1,809,007,500)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011702	MXN	(300,000,000)	(22,101,076)	30-Oct-2012	06-Nov-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011751	MXN	(700,000,000)	(51,569,176)	13-Nov-2012	20-Nov-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011879	MXN	(250,000,000)	(18,417,563)	19-Dec-2012	28-Dec-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000012028	MXN	(250,000,000)	(18,417,563)	12-Feb-2013	19-Feb-2013	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000012253	MXN	(250,000,000)	(18,417,563)	17-Apr-2013	24-Apr-2013	06-Nov-2014

Sub-total Matured Borrowings - Mexican Peso			(1,750,000,000)	(128,922,941)

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/1114MYR01.25	0000011022	MYR	(300,000,000)	(90,076,565)	28-Oct-2011	10-Nov-2011	10-Nov-2014

Sub-total Matured Borrowings - Malaysian Ringgit			(300,000,000)	(90,076,565)

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/1014NOK02.282	0000011008	NOK	(550,000,000)	(83,055,224)	19-Oct-2011	28-Oct-2011	28-Oct-2014
BOND/SELL NOK/IBRD/GDIF/1214NOK02.10	0000011058	NOK	(550,000,000)	(78,533,284)	21-Nov-2011	02-Dec-2011	02-Dec-2014

Sub-total Matured Borrowings - Norwegian Krone			(1,100,000,000)	(161,588,508)

Page 3/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000009687	NZD	(300,000,000)	(232,545,000)	14-Jul-2009	24-Jul-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000009929	NZD	(175,000,000)	(135,651,250)	03-Dec-2009	15-Dec-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000009944	NZD	(125,000,000)	(96,893,750)	08-Dec-2009	15-Dec-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000009998	NZD	(300,000,000)	(232,545,000)	03-Feb-2010	12-Feb-2010	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000010321	NZD	(125,000,000)	(96,893,750)	21-Jul-2010	29-Jul-2010	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD03.15	0000010802	NZD	(8,000,000)	(6,194,000)	07-Jun-2011	05-Jul-2011	17-Dec-2014

Sub-total Matured Borrowings - New Zealand Dollars			(1,033,000,000)	(800,722,750)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010456	RUB	(1,100,000,000)	(24,536,046)	15-Nov-2010	24-Nov-2010	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010537	RUB	(500,000,000)	(11,152,748)	11-Jan-2011	19-Jan-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010560	RUB	(400,000,000)	(8,922,198)	20-Jan-2011	31-Jan-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010591	RUB	(500,000,000)	(11,152,748)	31-Jan-2011	08-Feb-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010601	RUB	(500,000,000)	(11,152,748)	09-Feb-2011	22-Feb-2011	24-Nov-2014

Sub-total Matured Borrowings - Russian Rouble			(3,000,000,000)	(66,916,488)

Saudi Arabian Riyal
BOND/SELL SAR/IBRD/GDIF/1214SAR02.45	0000009946	SAR	(1,000,000,000)	(266,435,756)	11-Dec-2009	29-Dec-2009	29-Dec-2014

Sub-total Matured Borrowings - Saudi Arabian Riyal			(1,000,000,000)	(266,435,756)

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000009334	SEK	(2,325,000,000)	(314,189,189)	05-Nov-2008	12-Nov-2008	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000009339	SEK	(375,000,000)	(50,675,676)	14-Nov-2008	24-Nov-2008	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000009466	SEK	(150,000,000)	(20,270,270)	06-Feb-2009	13-Feb-2009	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1014SEK01.798	0000011007	SEK	(650,000,000)	(88,134,996)	19-Oct-2011	28-Oct-2011	28-Oct-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000011066	SEK	(300,000,000)	(40,540,541)	29-Nov-2011	07-Dec-2011	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1214SEK01.455	0000011075	SEK	(660,000,000)	(86,670,475)	01-Dec-2011	16-Dec-2011	16-Dec-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000011120	SEK	(200,000,000)	(27,027,027)	13-Dec-2011	20-Dec-2011	12-Nov-2014

Sub-total Matured Borrowings - Swedish Krona			(4,660,000,000)	(627,508,173)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1014USD01.00	0000005983	USD	(200,000,000)	(200,000,000)	10-Oct-2002	30-Oct-2002	30-Oct-2014
BOND/SELL USD/IBRD/GDIF/1014USD00.145	0000011821	USD	(38,000,000)	(38,000,000)	29-Nov-2012	14-Dec-2012	14-Oct-2014
BOND/SELL USD/IBRD/GDIF/1014USDFRN	0000012496	USD	(250,000,000)	(250,000,000)	15-Jul-2013	22-Jul-2013	22-Oct-2014

Sub-total Matured Borrowings - United States Dollar			(488,000,000)	(488,000,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01	0000006869	ZAR	(46,950,000)	(4,191,964)	20-Oct-2004	18-Nov-2004	10-Nov-2014
BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01A	0000006875	ZAR	(41,250,000)	(3,683,036)	26-Oct-2004	24-Nov-2004	10-Nov-2014
BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01B	0000006879	ZAR	(66,000,000)	(5,892,857)	02-Nov-2004	29-Nov-2004	10-Nov-2014
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.56	0000006917	ZAR	(89,700,000)	(7,789,975)	13-Dec-2004	11-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.38	0000006921	ZAR	(60,000,000)	(5,210,685)	17-Dec-2004	13-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.20	0000006930	ZAR	(132,925,000)	(11,543,839)	05-Jan-2005	26-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/1014ZAR07.92	0000007560	ZAR	(61,000,000)	(5,486,302)	17-Aug-2006	05-Sep-2006	10-Oct-2014

Sub-total Matured Borrowings - South African Rand			(497,825,000)	(43,798,659)

Total Matured Borrowings				(6,074,757,842)

Early Retirement

Australian Dollar
BOND/BUY AUD/IBRD/GDIF/1118AUD00.50	0000013420	AUD	(10,000,000)	(8,449,000)	25-Nov-2014	02-Dec-2014	20-Nov-2018

Sub-total early Retirements - Australian Dollar			(10,000,000)	(8,449,000)

Page 4/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0115BRL10.00	0000013341	BRL	(57,460,000)	(23,223,668)	20-Oct-2014	27-Oct-2014	21-Jan-2015
BOND/BUY BRL/IBRD/GDIF/0415BRL07.00	0000013342	BRL	(33,015,000)	(13,343,707)	20-Oct-2014	27-Oct-2014	13-Apr-2015
BOND/BUY BRL/IBRD/GDIF/0617BRL05.88	0000013346	BRL	(10,100,000)	(4,003,726)	21-Oct-2014	28-Oct-2014	28-Jun-2017
BOND/BUY BRL/IBRD/GDIF/0318BRL05.58	0000013347	BRL	(28,540,000)	(11,313,500)	21-Oct-2014	28-Oct-2014	28-Mar-2018
BOND/BUY BRL/IBRD/GDIF/0715BRL08.04	0000013348	BRL	(14,420,000)	(5,716,211)	21-Oct-2014	28-Oct-2014	28-Jul-2015
BOND/BUY BRL/IBRD/GDIF/0517BRL05.73	0000013350	BRL	(30,200,000)	(11,971,538)	22-Oct-2014	28-Oct-2014	30-May-2017
BOND/BUY BRL/IBRD/GDIF/0218BRL05.34	0000013351	BRL	(14,000,000)	(5,549,720)	22-Oct-2014	28-Oct-2014	28-Feb-2018

Sub-total early Retirements - Brazilian Real			(187,735,000)	(75,122,070)

Euro
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013320	EUR	(3,356,970)	(4,287,018)	06-Oct-2014	20-Oct-2014	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013349	EUR	(3,873,427)	(4,871,802)	22-Oct-2014	31-Oct-2014	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013417	EUR	(2,582,285)	(3,188,734)	25-Nov-2014	09-Dec-2014	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013419	EUR	(6,150,841)	(7,595,366)	25-Nov-2014	09-Dec-2014	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013462	EUR	(1,549,371)	(1,888,915)	16-Dec-2014	29-Dec-2014	07-Nov-2016

Sub-total early Retirements - Euro			(17,512,893)	(21,831,837)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR01	0000013233	JPY	(1,200,000,000)	(10,923,987)	28-Aug-2014	01-Oct-2014	01-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR01	0000013240	JPY	(200,000,000)	(1,842,045)	02-Sep-2014	02-Oct-2014	02-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR06	0000013255	JPY	(250,000,000)	(2,322,880)	09-Sep-2014	09-Oct-2014	09-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1033JPYSTR02	0000013275	JPY	(1,000,000,000)	(9,201,748)	12-Sep-2014	07-Oct-2014	07-Oct-2033
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR09	0000013280	JPY	(100,000,000)	(946,253)	16-Sep-2014	16-Oct-2014	16-Oct-2037
BOND/BUY JPY/IBRD/GDIF/0418JPYSTR01	0000013291	JPY	(1,863,000,000)	(17,030,029)	19-Sep-2014	06-Oct-2014	05-Apr-2018
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013294	JPY	(104,000,000)	(965,152)	22-Sep-2014	10-Oct-2014	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR11	0000013295	JPY	(300,000,000)	(2,803,869)	22-Sep-2014	22-Oct-2014	22-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR05	0000013303	JPY	(300,000,000)	(2,787,456)	25-Sep-2014	09-Oct-2014	09-Oct-2037
BOND/BUY JPY/IBRD/GDIF/0437JPYSTR06	0000013307	JPY	(100,000,000)	(927,257)	26-Sep-2014	27-Oct-2014	27-Apr-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR17	0000013313	JPY	(200,000,000)	(1,892,506)	01-Oct-2014	16-Oct-2014	16-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR12	0000013314	JPY	(200,000,000)	(1,892,506)	01-Oct-2014	16-Oct-2014	16-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR03	0000013321	JPY	(1,000,000,000)	(8,726,384)	06-Oct-2014	05-Nov-2014	05-Nov-2032
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR08	0000013323	JPY	(2,000,000,000)	(17,193,209)	08-Oct-2014	17-Nov-2014	14-May-2032
BOND/BUY JPY/IBRD/GDIF/0437JPYSTR02	0000013324	JPY	(1,000,000,000)	(9,246,417)	09-Oct-2014	24-Oct-2014	24-Apr-2037
BOND/BUY JPY/IBRD/GDIF/1027JPYSTR01	0000013325	JPY	(1,000,000,000)	(9,246,417)	09-Oct-2014	24-Oct-2014	24-Oct-2027
BOND/BUY JPY/IBRD/GDIF/1136JPYSTR	0000013330	JPY	(1,300,000,000)	(11,239,355)	14-Oct-2014	13-Nov-2014	13-Nov-2036
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR13	0000013332	JPY	(130,000,000)	(1,117,559)	15-Oct-2014	17-Nov-2014	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR21	0000013336	JPY	(3,000,000,000)	(27,519,149)	16-Oct-2014	30-Oct-2014	30-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR02	0000013352	JPY	(1,000,000,000)	(8,405,127)	22-Oct-2014	02-Dec-2014	02-Dec-2032
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000013354	JPY	(1,949,000,000)	(17,000,305)	23-Oct-2014	06-Nov-2014	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000013355	JPY	(1,286,000,000)	(11,217,236)	23-Oct-2014	06-Nov-2014	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000013356	JPY	(1,240,000,000)	(10,815,997)	23-Oct-2014	06-Nov-2014	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR06	0000013357	JPY	(500,000,000)	(4,377,709)	24-Oct-2014	10-Nov-2014	08-May-2037
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR20	0000013361	JPY	(200,000,000)	(1,688,191)	28-Oct-2014	01-Dec-2014	29-May-2037
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR04	0000013364	JPY	(1,000,000,000)	(8,405,127)	29-Oct-2014	02-Dec-2014	02-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR03	0000013367	JPY	(100,000,000)	(837,135)	30-Oct-2014	03-Dec-2014	03-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR14	0000013368	JPY	(200,000,000)	(1,719,321)	30-Oct-2014	17-Nov-2014	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR10	0000013371	JPY	(1,000,000,000)	(8,337,850)	31-Oct-2014	04-Dec-2014	04-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR04	0000013373	JPY	(200,000,000)	(1,651,732)	04-Nov-2014	08-Dec-2014	07-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR07	0000013375	JPY	(100,000,000)	(828,809)	04-Nov-2014	05-Dec-2014	05-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR19	0000013376	JPY	(3,450,000,000)	(29,200,169)	05-Nov-2014	20-Nov-2014	20-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR08	0000013380	JPY	(4,000,000,000)	(33,517,681)	07-Nov-2014	10-Dec-2014	10-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR07	0000013381	JPY	(5,000,000,000)	(41,897,101)	07-Nov-2014	10-Dec-2014	10-Dec-2032
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR23	0000013383	JPY	(100,000,000)	(847,206)	07-Nov-2014	25-Nov-2014	22-May-2037
BOND/BUY JPY/IBRD/GDIF/0517JPYSTR	0000013384	JPY	(1,043,000,000)	(8,836,362)	10-Nov-2014	25-Nov-2014	25-May-2017
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR32	0000013385	JPY	(1,200,000,000)	(10,148,850)	12-Nov-2014	28-Nov-2014	27-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR31	0000013386	JPY	(700,000,000)	(5,920,162)	12-Nov-2014	28-Nov-2014	27-Nov-2037

Page 5/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0637JPYSTR14	0000013387	JPY	(200,000,000)	(1,690,831)	12-Nov-2014	12-Dec-2014	12-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013388	JPY	(146,000,000)	(1,217,326)	13-Nov-2014	04-Dec-2014	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0519JPYSTR02	0000013389	JPY	(500,000,000)	(4,228,687)	13-Nov-2014	28-Nov-2014	28-May-2019
BOND/BUY JPY/IBRD/GDIF/0617JPYSTR01	0000013390	JPY	(250,000,000)	(2,104,909)	13-Nov-2014	15-Dec-2014	14-Jun-2017
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR34	0000013394	JPY	(300,000,000)	(2,530,258)	18-Nov-2014	18-Dec-2014	17-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR22	0000013395	JPY	(100,000,000)	(843,419)	18-Nov-2014	18-Dec-2014	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR01	0000013398	JPY	(1,200,000,000)	(10,005,420)	18-Nov-2014	04-Dec-2014	04-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR03	0000013401	JPY	(100,000,000)	(828,809)	19-Nov-2014	05-Dec-2014	05-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR09	0000013402	JPY	(1,000,000,000)	(8,288,094)	19-Nov-2014	05-Dec-2014	05-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR11	0000013403	JPY	(100,000,000)	(828,809)	19-Nov-2014	05-Dec-2014	04-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR05	0000013405	JPY	(4,300,000,000)	(35,638,805)	19-Nov-2014	05-Dec-2014	05-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1217JPYSTR01	0000013406	JPY	(3,655,000,000)	(30,292,984)	20-Nov-2014	05-Dec-2014	05-Dec-2017
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR33	0000013407	JPY	(150,000,000)	(1,252,871)	20-Nov-2014	22-Dec-2014	19-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR38	0000013408	JPY	(100,000,000)	(835,247)	20-Nov-2014	22-Dec-2014	19-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR35	0000013409	JPY	(300,000,000)	(2,505,742)	20-Nov-2014	22-Dec-2014	17-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0318JPYSTR	0000013411	JPY	(2,526,000,000)	(20,861,378)	21-Nov-2014	08-Dec-2014	06-Mar-2018
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR18	0000013425	JPY	(1,000,000,000)	(8,446,659)	26-Nov-2014	11-Dec-2014	11-Dec-2031
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR15	0000013426	JPY	(300,000,000)	(2,533,998)	26-Nov-2014	11-Dec-2014	10-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR16	0000013427	JPY	(100,000,000)	(844,666)	26-Nov-2014	11-Dec-2014	11-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR40	0000013440	JPY	(165,000,000)	(1,382,546)	05-Dec-2014	19-Dec-2014	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000013443	JPY	(8,954,000,000)	(74,788,056)	08-Dec-2014	22-Dec-2014	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR45	0000013445	JPY	(100,000,000)	(835,247)	08-Dec-2014	22-Dec-2014	21-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1217JPYSTR02	0000013446	JPY	(2,715,000,000)	(22,676,968)	08-Dec-2014	22-Dec-2014	20-Dec-2017

Sub-total early Retirements - Japanese Yen			(67,776,000,000)	(578,937,981)

Korean Won
BOND/BUY KRW/IBRD/GDIF/0715KRW01.50	0000013414	KRW	(115,110,000,000)	(103,892,705)	21-Nov-2014	01-Dec-2014	02-Jul-2015
BOND/BUY KRW/IBRD/GDIF/0515KRW01.50	0000013415	KRW	(113,390,000,000)	(102,112,676)	24-Nov-2014	02-Dec-2014	10-May-2015
BOND/BUY KRW/IBRD/GDIF/1015KRW01.60	0000013422	KRW	(109,270,000,000)	(97,966,612)	26-Nov-2014	04-Dec-2014	02-Oct-2015

Sub-total early Retirements - Korean Won			(337,770,000,000)	(303,971,993)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/1219MXN03.6	0000013470	MXN	(72,700,000)	(4,943,292)	18-Dec-2014	29-Dec-2014	10-Dec-2019

Sub-total early Retirements - Mexican Peso			(72,700,000)	(4,943,292)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0819USDSTR01	0000013327	USD	(56,400,000)	(56,400,000)	10-Oct-2014	03-Nov-2014	01-Aug-2019
BOND/BUY USD/IBRD/GDIF/0517USDSTR01	0000013345	USD	(250,000,000)	(250,000,000)	21-Oct-2014	10-Nov-2014	08-May-2017
BOND/BUY USD/IBRD/GDIF/1015USDSTR	0000013360	USD	(50,000,000)	(50,000,000)	27-Oct-2014	17-Nov-2014	15-Oct-2015
BOND/BUY USD/IBRD/GDIF/0615USDSTR04	0000013366	USD	(500,000,000)	(500,000,000)	30-Oct-2014	20-Nov-2014	05-Jun-2015
BOND/BUY USD/IBRD/GDIF/0516USD10.00	0000013378	USD	(651,000,000)	(651,000,000)	06-Nov-2014	13-Nov-2014	27-May-2016
BOND/BUY USD/IBRD/GDIF/1120USDSTR	0000013379	USD	(20,000,000)	(20,000,000)	06-Nov-2014	26-Nov-2014	26-Nov-2020
BOND/BUY USD/IBRD/GDIF/0915USDSTR02	0000013416	USD	(25,000,000)	(25,000,000)	24-Nov-2014	16-Dec-2014	16-Sep-2015
BOND/BUY USD/IBRD/GDIF/0619USDSTR08	0000013435	USD	(50,000,000)	(50,000,000)	03-Dec-2014	24-Dec-2014	24-Jun-2019
BOND/BUY USD/IBRD/GDIF/0619USDSTR09	0000013439	USD	(50,000,000)	(50,000,000)	05-Dec-2014	29-Dec-2014	26-Jun-2019
BOND/BUY USD/IBRD/GDIF/0919USDSTR04	0000013444	USD	(100,000,000)	(100,000,000)	08-Dec-2014	30-Dec-2014	30-Sep-2019

Sub-total early Retirements - United States Dollar			(1,752,400,000)	(1,752,400,000)

Total Early Retirements				(2,745,656,172)

Page 6/6

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010301146	USD	25,000,000	25,000,000	01-Oct-2014	01-Oct-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010301147	USD	25,000,000	25,000,000	01-Oct-2014	01-Oct-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010301157	USD	10,000,000	10,000,000	01-Oct-2014	01-Oct-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301158	USD	10,000,000	10,000,000	01-Oct-2014	01-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010301205	USD	50,000,000	50,000,000	02-Oct-2014	02-Oct-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010301206	USD	25,000,000	25,000,000	02-Oct-2014	02-Oct-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301210	USD	100,000,000	100,000,000	02-Oct-2014	03-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS5DEC14	0010301212	USD	5,000,000	5,000,000	02-Oct-2014	03-Oct-2014	05-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301213	USD	25,000,000	25,000,000	02-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301220	USD	150,000,000	150,000,000	03-Oct-2014	06-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010301221	USD	25,000,000	25,000,000	03-Oct-2014	03-Oct-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010301222	USD	25,000,000	25,000,000	03-Oct-2014	03-Oct-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301223	USD	10,000,000	10,000,000	03-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301224	USD	50,000,000	50,000,000	03-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC14	0010301225	USD	50,000,000	50,000,000	03-Oct-2014	06-Oct-2014	23-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010301226	USD	50,000,000	50,000,000	03-Oct-2014	06-Oct-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301227	USD	65,000,000	65,000,000	03-Oct-2014	06-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010301228	USD	40,600,000	40,600,000	03-Oct-2014	03-Oct-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010301231	USD	25,000,000	25,000,000	03-Oct-2014	03-Oct-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JAN15	0010301238	USD	25,000,000	25,000,000	03-Oct-2014	03-Oct-2014	07-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010301269	USD	25,000,000	25,000,000	06-Oct-2014	06-Oct-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010301270	USD	25,000,000	25,000,000	06-Oct-2014	06-Oct-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301276	USD	50,000,000	50,000,000	06-Oct-2014	07-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301278	USD	50,000,000	50,000,000	06-Oct-2014	07-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010301279	USD	20,000,000	20,000,000	06-Oct-2014	08-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010301352	USD	20,000,000	20,000,000	06-Oct-2014	08-Oct-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010301377	USD	25,000,000	25,000,000	07-Oct-2014	07-Oct-2014	08-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010301396	USD	700,000	700,000	07-Oct-2014	08-Oct-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010301546	USD	25,000,000	25,000,000	08-Oct-2014	08-Oct-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010301567	USD	670,000	670,000	08-Oct-2014	09-Oct-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010301927	USD	25,000,000	25,000,000	10-Oct-2014	10-Oct-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010301928	USD	50,000,000	50,000,000	10-Oct-2014	10-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010301963	USD	25,000,000	25,000,000	14-Oct-2014	14-Oct-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS5JAN15	0010301966	USD	150,000,000	150,000,000	14-Oct-2014	16-Oct-2014	05-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010302030	USD	25,000,000	25,000,000	15-Oct-2014	15-Oct-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302043	USD	200,000,000	200,000,000	15-Oct-2014	16-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010302054	USD	5,000,000	5,000,000	15-Oct-2014	16-Oct-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS2APR15	0010302055	USD	25,000,000	25,000,000	15-Oct-2014	15-Oct-2014	02-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS17OCT14	0010302249	USD	25,000,000	25,000,000	16-Oct-2014	16-Oct-2014	17-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302262	USD	80,000,000	80,000,000	16-Oct-2014	16-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010302266	USD	25,000,000	25,000,000	17-Oct-2014	17-Oct-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010302328	USD	25,000,000	25,000,000	20-Oct-2014	20-Oct-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302355	USD	100,000,000	100,000,000	20-Oct-2014	21-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010302361	USD	25,000,000	25,000,000	20-Oct-2014	20-Oct-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27MAR15	0010302393	USD	30,000,000	30,000,000	20-Oct-2014	20-Oct-2014	27-Mar-2015

Page 1/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010302440	USD	50,000,000	50,000,000	21-Oct-2014	21-Oct-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010302441	USD	16,500,000	16,500,000	21-Oct-2014	21-Oct-2014	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010302442	USD	50,000,000	50,000,000	21-Oct-2014	21-Oct-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS5JAN15	0010302447	USD	5,000,000	5,000,000	21-Oct-2014	21-Oct-2014	05-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302490	USD	100,000,000	100,000,000	21-Oct-2014	22-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT14	0010302556	USD	50,000,000	50,000,000	22-Oct-2014	22-Oct-2014	23-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010302560	USD	25,000,000	25,000,000	22-Oct-2014	23-Oct-2014	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010302561	USD	25,000,000	25,000,000	22-Oct-2014	22-Oct-2014	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302562	USD	25,000,000	25,000,000	22-Oct-2014	22-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010302563	USD	50,000,000	50,000,000	22-Oct-2014	23-Oct-2014	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302564	USD	250,000,000	250,000,000	22-Oct-2014	23-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302567	USD	26,000,000	26,000,000	22-Oct-2014	22-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS23OCT14	0010302568	USD	50,000,000	50,000,000	22-Oct-2014	22-Oct-2014	23-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010302571	USD	25,000,000	25,000,000	22-Oct-2014	22-Oct-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAY15	0010302577	USD	10,000,000	10,000,000	23-Oct-2014	23-Oct-2014	11-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JAN15	0010302578	USD	50,000,000	50,000,000	23-Oct-2014	24-Oct-2014	14-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302579	USD	25,000,000	25,000,000	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010302580	USD	5,864,000	5,864,000	23-Oct-2014	24-Oct-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302581	USD	50,000,000	50,000,000	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010302582	USD	100,000,000	100,000,000	23-Oct-2014	24-Oct-2014	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010302583	USD	5,786,000	5,786,000	23-Oct-2014	24-Oct-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302584	USD	50,000,000	50,000,000	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302589	USD	25,000,000	25,000,000	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302590	USD	50,000,000	50,000,000	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS7JAN15	0010302591	USD	100,000,000	100,000,000	24-Oct-2014	27-Oct-2014	07-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302592	USD	5,000,000	5,000,000	24-Oct-2014	24-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302593	USD	50,000,000	50,000,000	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010302594	USD	50,000,000	50,000,000	24-Oct-2014	27-Oct-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010302596	USD	50,000,000	50,000,000	27-Oct-2014	27-Oct-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010302597	USD	25,000,000	25,000,000	27-Oct-2014	27-Oct-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302600	USD	100,000,000	100,000,000	27-Oct-2014	28-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302601	USD	100,000,000	100,000,000	27-Oct-2014	28-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302605	USD	50,000,000	50,000,000	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302606	USD	50,000,000	50,000,000	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302608	USD	100,000,000	100,000,000	28-Oct-2014	29-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS27APR15	0010302619	USD	100,000,000	100,000,000	28-Oct-2014	29-Oct-2014	27-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302620	USD	50,000,000	50,000,000	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010302624	USD	100,000,000	100,000,000	28-Oct-2014	30-Oct-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS30OCT14	0010302634	USD	50,000,000	50,000,000	29-Oct-2014	29-Oct-2014	30-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS30OCT14	0010302635	USD	50,000,000	50,000,000	29-Oct-2014	29-Oct-2014	30-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302640	USD	100,000,000	100,000,000	29-Oct-2014	30-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010302645	USD	50,000,000	50,000,000	30-Oct-2014	30-Oct-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010302646	USD	50,000,000	50,000,000	30-Oct-2014	30-Oct-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007NOV14	0010302647	USD	100,000,000	100,000,000	30-Oct-2014	30-Oct-2014	07-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS3NOV14	0010302743	USD	50,000,000	50,000,000	31-Oct-2014	31-Oct-2014	03-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010302744	USD	50,000,000	50,000,000	31-Oct-2014	31-Oct-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010302755	USD	50,000,000	50,000,000	31-Oct-2014	31-Oct-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS3NOV14	0010302765	USD	50,000,000	50,000,000	31-Oct-2014	31-Oct-2014	03-Nov-2014

Page 2/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010302788	USD	50,000,000	50,000,000	31-Oct-2014	31-Oct-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302841	USD	5,000,000	5,000,000	31-Oct-2014	03-Nov-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010303088	USD	50,000,000	50,000,000	03-Nov-2014	03-Nov-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010303090	USD	50,000,000	50,000,000	03-Nov-2014	03-Nov-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010303120	USD	50,000,000	50,000,000	04-Nov-2014	04-Nov-2014	05-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010303121	USD	50,000,000	50,000,000	04-Nov-2014	04-Nov-2014	05-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010303122	USD	16,000,000	16,000,000	04-Nov-2014	04-Nov-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAY15	0010303128	USD	50,000,000	50,000,000	04-Nov-2014	05-Nov-2014	04-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010303139	USD	40,000,000	40,000,000	04-Nov-2014	05-Nov-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010303167	USD	35,000,000	35,000,000	04-Nov-2014	05-Nov-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010303171	USD	30,000,000	30,000,000	05-Nov-2014	05-Nov-2014	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV14	0010303189	USD	25,000,000	25,000,000	05-Nov-2014	05-Nov-2014	06-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS6NOV14	0010303202	USD	25,000,000	25,000,000	05-Nov-2014	05-Nov-2014	06-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010303307	USD	370,000	370,000	07-Nov-2014	10-Nov-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010303601	USD	15,000,000	15,000,000	13-Nov-2014	13-Nov-2014	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010303604	USD	5,000,000	5,000,000	13-Nov-2014	14-Nov-2014	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010303605	USD	5,000,000	5,000,000	13-Nov-2014	14-Nov-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010303628	USD	50,000,000	50,000,000	13-Nov-2014	13-Nov-2014	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010303657	USD	75,000,000	75,000,000	13-Nov-2014	14-Nov-2014	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010303694	USD	37,000,000	37,000,000	13-Nov-2014	14-Nov-2014	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010303720	USD	62,000,000	62,000,000	14-Nov-2014	18-Nov-2014	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010303798	USD	50,000,000	50,000,000	18-Nov-2014	18-Nov-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010303866	USD	25,000,000	25,000,000	21-Nov-2014	21-Nov-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010303929	USD	44,970,000	44,970,000	24-Nov-2014	24-Nov-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS26NOV14	0010303958	USD	84,000,000	84,000,000	25-Nov-2014	25-Nov-2014	26-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010304386	USD	50,000,000	50,000,000	02-Dec-2014	02-Dec-2014	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010304387	USD	50,000,000	50,000,000	02-Dec-2014	02-Dec-2014	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304390	USD	35,000,000	35,000,000	02-Dec-2014	02-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304395	USD	5,000,000	5,000,000	02-Dec-2014	02-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010304396	USD	100,000,000	100,000,000	02-Dec-2014	04-Dec-2014	21-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010304401	USD	25,000,000	25,000,000	02-Dec-2014	02-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010304402	USD	200,000,000	200,000,000	02-Dec-2014	03-Dec-2014	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304403	USD	25,000,000	25,000,000	02-Dec-2014	03-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS3APR15	0010304406	USD	50,000,000	50,000,000	02-Dec-2014	04-Dec-2014	03-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010304407	USD	168,000,000	168,000,000	02-Dec-2014	02-Dec-2014	03-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304411	USD	30,000,000	30,000,000	02-Dec-2014	02-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010304421	USD	40,000,000	40,000,000	02-Dec-2014	03-Dec-2014	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010304446	USD	150,000,000	150,000,000	03-Dec-2014	03-Dec-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010304447	USD	25,000,000	25,000,000	03-Dec-2014	03-Dec-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010304448	USD	50,000,000	50,000,000	03-Dec-2014	04-Dec-2014	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304449	USD	100,000,000	100,000,000	03-Dec-2014	04-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010304450	USD	10,000,000	10,000,000	03-Dec-2014	04-Dec-2014	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010304480	USD	125,000,000	125,000,000	04-Dec-2014	04-Dec-2014	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010304519	USD	400,000,000	400,000,000	04-Dec-2014	10-Dec-2014	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304541	USD	200,000,000	200,000,000	04-Dec-2014	10-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010304542	USD	5,000,000	5,000,000	04-Dec-2014	05-Dec-2014	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS5DEC14	0010304586	USD	200,000,000	200,000,000	04-Dec-2014	04-Dec-2014	05-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010304671	USD	4,000,000	4,000,000	04-Dec-2014	05-Dec-2014	27-Feb-2015

Page 3/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010304729	USD	50,000,000	50,000,000	05-Dec-2014	09-Dec-2014	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010304738	USD	92,000,000	92,000,000	05-Dec-2014	05-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304749	USD	17,335,000	17,335,000	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304750	USD	50,000,000	50,000,000	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304751	USD	32,665,000	32,665,000	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010304888	USD	20,000,000	20,000,000	08-Dec-2014	08-Dec-2014	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304889	USD	100,000,000	100,000,000	08-Dec-2014	10-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304890	USD	25,000,000	25,000,000	08-Dec-2014	09-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304898	USD	100,000,000	100,000,000	08-Dec-2014	10-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010305021	USD	4,490,000	4,490,000	09-Dec-2014	10-Dec-2014	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010305033	USD	125,000,000	125,000,000	09-Dec-2014	09-Dec-2014	10-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS11DEC14	0010305140	USD	50,000,000	50,000,000	10-Dec-2014	10-Dec-2014	11-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010305149	USD	14,000,000	14,000,000	10-Dec-2014	10-Dec-2014	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC14	0010305179	USD	50,000,000	50,000,000	10-Dec-2014	10-Dec-2014	11-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305245	USD	50,000,000	50,000,000	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010305246	USD	100,000,000	100,000,000	11-Dec-2014	11-Dec-2014	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305247	USD	50,000,000	50,000,000	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010305248	USD	100,000,000	100,000,000	11-Dec-2014	11-Dec-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305259	USD	91,000,000	91,000,000	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010305284	USD	78,400,000	78,400,000	11-Dec-2014	11-Dec-2014	27-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010305285	USD	2,000,000	2,000,000	11-Dec-2014	12-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010305323	USD	50,000,000	50,000,000	12-Dec-2014	12-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010305324	USD	50,000,000	50,000,000	12-Dec-2014	12-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010305369	USD	50,000,000	50,000,000	15-Dec-2014	15-Dec-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010305370	USD	50,000,000	50,000,000	15-Dec-2014	15-Dec-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010305371	USD	50,000,000	50,000,000	15-Dec-2014	16-Dec-2014	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010305389	USD	5,000,000	5,000,000	15-Dec-2014	16-Dec-2014	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305420	USD	50,000,000	50,000,000	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305421	USD	50,000,000	50,000,000	16-Dec-2014	16-Dec-2014	17-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305422	USD	300,000,000	300,000,000	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010305423	USD	13,000,000	13,000,000	16-Dec-2014	16-Dec-2014	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305424	USD	100,000,000	100,000,000	16-Dec-2014	17-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010305425	USD	50,000,000	50,000,000	16-Dec-2014	19-Dec-2014	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305426	USD	50,000,000	50,000,000	16-Dec-2014	17-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305427	USD	50,000,000	50,000,000	16-Dec-2014	16-Dec-2014	17-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305428	USD	50,000,000	50,000,000	16-Dec-2014	16-Dec-2014	17-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305429	USD	50,000,000	50,000,000	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010305446	USD	50,000,000	50,000,000	17-Dec-2014	17-Dec-2014	18-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010305447	USD	50,000,000	50,000,000	17-Dec-2014	17-Dec-2014	18-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010305668	USD	100,000,000	100,000,000	19-Dec-2014	19-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010305669	USD	100,000,000	100,000,000	19-Dec-2014	19-Dec-2014	27-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010305680	USD	100,000,000	100,000,000	22-Dec-2014	22-Dec-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010305688	USD	50,000,000	50,000,000	22-Dec-2014	23-Dec-2014	10-Mar-2015

Sub-total New Borrowings - United States Dollar			10,142,350,000	10,142,350,000

Total New Borrowings				10,142,350,000

Page 4/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings

Chinese Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/1214CNY02.40	0000013236	CNY	(300,000,000)	(48,570,804)	02-Sep-2014	10-Sep-2014	10-Dec-2014
BOND/SELL CNY/IBRD/GDIF/1214CNY02.70	0000013276	CNY	(500,000,000)	(80,365,825)	15-Sep-2014	22-Sep-2014	22-Dec-2014

Sub-total New Borrowings - Chinese Yuan Renminbi			(800,000,000)	(128,936,629)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1114USD00.19	0000012690	USD	(250,000,000)	(250,000,000)	28-Oct-2013	04-Nov-2013	03-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010283866	USD	(5,950,000)	(5,950,000)	18-Nov-2013	18-Nov-2013	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010287212	USD	(36,500,000)	(36,500,000)	24-Jan-2014	27-Jan-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010287404	USD	(5,152,000)	(5,152,000)	30-Jan-2014	31-Jan-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010290558	USD	(10,000,000)	(10,000,000)	31-Mar-2014	01-Apr-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010290909	USD	(1,000,000)	(1,000,000)	02-Apr-2014	02-Apr-2014	05-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010290950	USD	(15,000,000)	(15,000,000)	03-Apr-2014	03-Apr-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010291917	USD	(1,000,000)	(1,000,000)	29-Apr-2014	30-Apr-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010292376	USD	(100,000,000)	(100,000,000)	06-May-2014	07-May-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010292377	USD	(300,000)	(300,000)	06-May-2014	06-May-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS004DEC14	0010294427	USD	(50,000,000)	(50,000,000)	03-Jun-2014	04-Jun-2014	04-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010294642	USD	(200,000,000)	(200,000,000)	06-Jun-2014	10-Jun-2014	03-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010294766	USD	(100,000,000)	(100,000,000)	09-Jun-2014	10-Jun-2014	10-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010294930	USD	(100,000,000)	(100,000,000)	10-Jun-2014	12-Jun-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS001DEC14	0010294991	USD	(100,000,000)	(100,000,000)	11-Jun-2014	12-Jun-2014	01-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010295036	USD	(50,000,000)	(50,000,000)	12-Jun-2014	16-Jun-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010295056	USD	(100,000,000)	(100,000,000)	12-Jun-2014	12-Jun-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010295062	USD	(100,000,000)	(100,000,000)	12-Jun-2014	16-Jun-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001DEC14	0010295383	USD	(100,000,000)	(100,000,000)	19-Jun-2014	19-Jun-2014	01-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010295656	USD	(50,000,000)	(50,000,000)	26-Jun-2014	30-Jun-2014	08-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296136	USD	(50,000,000)	(50,000,000)	07-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010296138	USD	(50,000,000)	(50,000,000)	07-Jul-2014	09-Jul-2014	08-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296159	USD	(50,000,000)	(50,000,000)	08-Jul-2014	09-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296160	USD	(20,000,000)	(20,000,000)	08-Jul-2014	09-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296178	USD	(31,000,000)	(31,000,000)	08-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010296180	USD	(50,000,000)	(50,000,000)	08-Jul-2014	09-Jul-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296214	USD	(20,000,000)	(20,000,000)	09-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010296223	USD	(5,000,000)	(5,000,000)	09-Jul-2014	09-Jul-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296224	USD	(50,000,000)	(50,000,000)	09-Jul-2014	10-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296498	USD	(50,000,000)	(50,000,000)	10-Jul-2014	11-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010296602	USD	(100,000,000)	(100,000,000)	14-Jul-2014	15-Jul-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010296707	USD	(20,000,000)	(20,000,000)	16-Jul-2014	18-Jul-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010296802	USD	(100,000,000)	(100,000,000)	17-Jul-2014	18-Jul-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010296848	USD	(750,000)	(750,000)	18-Jul-2014	21-Jul-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010296851	USD	(150,000,000)	(150,000,000)	18-Jul-2014	18-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296876	USD	(69,200,000)	(69,200,000)	21-Jul-2014	21-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296879	USD	(55,000,000)	(55,000,000)	21-Jul-2014	21-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010296911	USD	(150,000,000)	(150,000,000)	21-Jul-2014	21-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010296944	USD	(100,000,000)	(100,000,000)	22-Jul-2014	22-Jul-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010296946	USD	(150,000,000)	(150,000,000)	22-Jul-2014	22-Jul-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010296996	USD	(15,000,000)	(15,000,000)	23-Jul-2014	24-Jul-2014	21-Oct-2014

Page 5/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS020NOV14	0010297015	USD	(13,900,000)	(13,900,000)	24-Jul-2014	25-Jul-2014	20-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297042	USD	(50,000,000)	(50,000,000)	25-Jul-2014	25-Jul-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010297043	USD	(25,000,000)	(25,000,000)	25-Jul-2014	25-Jul-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297082	USD	(50,000,000)	(50,000,000)	28-Jul-2014	28-Jul-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010297083	USD	(100,000,000)	(100,000,000)	28-Jul-2014	29-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010297323	USD	(16,200,000)	(16,200,000)	31-Jul-2014	31-Jul-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010297634	USD	(150,000,000)	(150,000,000)	01-Aug-2014	01-Aug-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297635	USD	(150,000,000)	(150,000,000)	01-Aug-2014	01-Aug-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010297649	USD	(3,000,000)	(3,000,000)	01-Aug-2014	04-Aug-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010297726	USD	(15,000,000)	(15,000,000)	05-Aug-2014	05-Aug-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS010NOV14	0010297836	USD	(15,000,000)	(15,000,000)	06-Aug-2014	07-Aug-2014	10-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS007NOV14	0010297880	USD	(40,000,000)	(40,000,000)	07-Aug-2014	11-Aug-2014	07-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010298133	USD	(5,000,000)	(5,000,000)	08-Aug-2014	11-Aug-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010298156	USD	(15,000,000)	(15,000,000)	11-Aug-2014	12-Aug-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298177	USD	(16,200,000)	(16,200,000)	12-Aug-2014	12-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS013NOV14	0010298293	USD	(47,000,000)	(47,000,000)	13-Aug-2014	14-Aug-2014	13-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298332	USD	(6,000,000)	(6,000,000)	14-Aug-2014	14-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS018NOV14	0010298443	USD	(17,000,000)	(17,000,000)	15-Aug-2014	18-Aug-2014	18-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS019NOV14	0010298558	USD	(15,000,000)	(15,000,000)	20-Aug-2014	21-Aug-2014	19-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298565	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009DEC14	0010298566	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	09-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010298567	USD	(50,000,000)	(50,000,000)	21-Aug-2014	21-Aug-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298568	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298570	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010298571	USD	(50,000,000)	(50,000,000)	21-Aug-2014	21-Aug-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS021NOV14	0010298573	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	21-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS009DEC14	0010298574	USD	(50,000,000)	(50,000,000)	21-Aug-2014	22-Aug-2014	09-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010298586	USD	(50,000,000)	(50,000,000)	21-Aug-2014	21-Aug-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010298630	USD	(25,000,000)	(25,000,000)	25-Aug-2014	25-Aug-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298638	USD	(50,000,000)	(50,000,000)	26-Aug-2014	26-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010298639	USD	(50,000,000)	(50,000,000)	26-Aug-2014	26-Aug-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS17NOV14	0010298642	USD	(50,000,000)	(50,000,000)	26-Aug-2014	27-Aug-2014	17-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010298701	USD	(14,000,000)	(14,000,000)	27-Aug-2014	27-Aug-2014	10-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010298781	USD	(10,000,000)	(10,000,000)	28-Aug-2014	29-Aug-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010299276	USD	(50,000,000)	(50,000,000)	02-Sep-2014	02-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010299332	USD	(12,500,000)	(12,500,000)	03-Sep-2014	03-Sep-2014	03-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010299336	USD	(50,000,000)	(50,000,000)	03-Sep-2014	03-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010299542	USD	(50,000,000)	(50,000,000)	05-Sep-2014	05-Sep-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010299584	USD	(50,000,000)	(50,000,000)	08-Sep-2014	08-Sep-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010299628	USD	(70,000,000)	(70,000,000)	08-Sep-2014	09-Sep-2014	18-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010299839	USD	(50,000,000)	(50,000,000)	10-Sep-2014	11-Sep-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300033	USD	(200,000,000)	(200,000,000)	12-Sep-2014	12-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300047	USD	(30,000,000)	(30,000,000)	12-Sep-2014	15-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010300476	USD	(50,000,000)	(50,000,000)	23-Sep-2014	24-Sep-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300486	USD	(25,000,000)	(25,000,000)	23-Sep-2014	23-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300487	USD	(25,000,000)	(25,000,000)	23-Sep-2014	23-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010300488	USD	(5,000,000)	(5,000,000)	23-Sep-2014	23-Sep-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS19DEC14	0010300496	USD	(15,000,000)	(15,000,000)	23-Sep-2014	24-Sep-2014	19-Dec-2014

Page 6/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010300514	USD	(200,000,000)	(200,000,000)	24-Sep-2014	26-Sep-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300515	USD	(75,000,000)	(75,000,000)	24-Sep-2014	24-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300516	USD	(75,000,000)	(75,000,000)	24-Sep-2014	24-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300517	USD	(25,000,000)	(25,000,000)	24-Sep-2014	24-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300518	USD	(25,000,000)	(25,000,000)	24-Sep-2014	24-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300519	USD	(25,000,000)	(25,000,000)	24-Sep-2014	25-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS018NOV14	0010300520	USD	(50,000,000)	(50,000,000)	24-Sep-2014	24-Sep-2014	18-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300548	USD	(25,000,000)	(25,000,000)	25-Sep-2014	25-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010300549	USD	(50,000,000)	(50,000,000)	25-Sep-2014	25-Sep-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010300650	USD	(50,000,000)	(50,000,000)	26-Sep-2014	26-Sep-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300651	USD	(50,000,000)	(50,000,000)	26-Sep-2014	26-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010300652	USD	(100,000,000)	(100,000,000)	26-Sep-2014	26-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300672	USD	(50,000,000)	(50,000,000)	26-Sep-2014	26-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010300674	USD	(5,000,000)	(5,000,000)	26-Sep-2014	29-Sep-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300773	USD	(25,000,000)	(25,000,000)	30-Sep-2014	30-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300774	USD	(25,000,000)	(25,000,000)	30-Sep-2014	30-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010300776	USD	(200,000,000)	(200,000,000)	30-Sep-2014	30-Sep-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010301146	USD	(25,000,000)	(25,000,000)	01-Oct-2014	01-Oct-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010301147	USD	(25,000,000)	(25,000,000)	01-Oct-2014	01-Oct-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010301157	USD	(10,000,000)	(10,000,000)	01-Oct-2014	01-Oct-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010301205	USD	(50,000,000)	(50,000,000)	02-Oct-2014	02-Oct-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010301206	USD	(25,000,000)	(25,000,000)	02-Oct-2014	02-Oct-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS5DEC14	0010301212	USD	(5,000,000)	(5,000,000)	02-Oct-2014	03-Oct-2014	05-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010301221	USD	(25,000,000)	(25,000,000)	03-Oct-2014	03-Oct-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010301222	USD	(25,000,000)	(25,000,000)	03-Oct-2014	03-Oct-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS23DEC14	0010301225	USD	(50,000,000)	(50,000,000)	03-Oct-2014	06-Oct-2014	23-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010301226	USD	(50,000,000)	(50,000,000)	03-Oct-2014	06-Oct-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010301228	USD	(40,600,000)	(40,600,000)	03-Oct-2014	03-Oct-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010301269	USD	(25,000,000)	(25,000,000)	06-Oct-2014	06-Oct-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010301270	USD	(25,000,000)	(25,000,000)	06-Oct-2014	06-Oct-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010301279	USD	(20,000,000)	(20,000,000)	06-Oct-2014	08-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010301377	USD	(25,000,000)	(25,000,000)	07-Oct-2014	07-Oct-2014	08-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010301546	USD	(25,000,000)	(25,000,000)	08-Oct-2014	08-Oct-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010301927	USD	(25,000,000)	(25,000,000)	10-Oct-2014	10-Oct-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010301928	USD	(50,000,000)	(50,000,000)	10-Oct-2014	10-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010301963	USD	(25,000,000)	(25,000,000)	14-Oct-2014	14-Oct-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010302030	USD	(25,000,000)	(25,000,000)	15-Oct-2014	15-Oct-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS17OCT14	0010302249	USD	(25,000,000)	(25,000,000)	16-Oct-2014	16-Oct-2014	17-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302262	USD	(80,000,000)	(80,000,000)	16-Oct-2014	16-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010302266	USD	(25,000,000)	(25,000,000)	17-Oct-2014	17-Oct-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010302328	USD	(25,000,000)	(25,000,000)	20-Oct-2014	20-Oct-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010302361	USD	(25,000,000)	(25,000,000)	20-Oct-2014	20-Oct-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010302440	USD	(50,000,000)	(50,000,000)	21-Oct-2014	21-Oct-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010302442	USD	(50,000,000)	(50,000,000)	21-Oct-2014	21-Oct-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS23OCT14	0010302556	USD	(50,000,000)	(50,000,000)	22-Oct-2014	22-Oct-2014	23-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302562	USD	(25,000,000)	(25,000,000)	22-Oct-2014	22-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS31DEC14	0010302567	USD	(26,000,000)	(26,000,000)	22-Oct-2014	22-Oct-2014	31-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS23OCT14	0010302568	USD	(50,000,000)	(50,000,000)	22-Oct-2014	22-Oct-2014	23-Oct-2014

Page 7/9

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302579	USD	(25,000,000)	(25,000,000)	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302581	USD	(50,000,000)	(50,000,000)	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010302584	USD	(50,000,000)	(50,000,000)	23-Oct-2014	23-Oct-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302589	USD	(25,000,000)	(25,000,000)	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302590	USD	(50,000,000)	(50,000,000)	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS27OCT14	0010302593	USD	(50,000,000)	(50,000,000)	24-Oct-2014	24-Oct-2014	27-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010302596	USD	(50,000,000)	(50,000,000)	27-Oct-2014	27-Oct-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010302597	USD	(25,000,000)	(25,000,000)	27-Oct-2014	27-Oct-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302605	USD	(50,000,000)	(50,000,000)	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302606	USD	(50,000,000)	(50,000,000)	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS29OCT14	0010302620	USD	(50,000,000)	(50,000,000)	28-Oct-2014	28-Oct-2014	29-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010302624	USD	(100,000,000)	(100,000,000)	28-Oct-2014	30-Oct-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS30OCT14	0010302634	USD	(50,000,000)	(50,000,000)	29-Oct-2014	29-Oct-2014	30-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS30OCT14	0010302635	USD	(50,000,000)	(50,000,000)	29-Oct-2014	29-Oct-2014	30-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010302645	USD	(50,000,000)	(50,000,000)	30-Oct-2014	30-Oct-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010302646	USD	(50,000,000)	(50,000,000)	30-Oct-2014	30-Oct-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007NOV14	0010302647	USD	(100,000,000)	(100,000,000)	30-Oct-2014	30-Oct-2014	07-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS3NOV14	0010302743	USD	(50,000,000)	(50,000,000)	31-Oct-2014	31-Oct-2014	03-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010302744	USD	(50,000,000)	(50,000,000)	31-Oct-2014	31-Oct-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010302755	USD	(50,000,000)	(50,000,000)	31-Oct-2014	31-Oct-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS3NOV14	0010302765	USD	(50,000,000)	(50,000,000)	31-Oct-2014	31-Oct-2014	03-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010303088	USD	(50,000,000)	(50,000,000)	03-Nov-2014	03-Nov-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010303090	USD	(50,000,000)	(50,000,000)	03-Nov-2014	03-Nov-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010303120	USD	(50,000,000)	(50,000,000)	04-Nov-2014	04-Nov-2014	05-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010303121	USD	(50,000,000)	(50,000,000)	04-Nov-2014	04-Nov-2014	05-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS6NOV14	0010303189	USD	(25,000,000)	(25,000,000)	05-Nov-2014	05-Nov-2014	06-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS6NOV14	0010303202	USD	(25,000,000)	(25,000,000)	05-Nov-2014	05-Nov-2014	06-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010303866	USD	(25,000,000)	(25,000,000)	21-Nov-2014	21-Nov-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010303929	USD	(44,970,000)	(44,970,000)	24-Nov-2014	24-Nov-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS26NOV14	0010303958	USD	(84,000,000)	(84,000,000)	25-Nov-2014	25-Nov-2014	26-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010304407	USD	(168,000,000)	(168,000,000)	02-Dec-2014	02-Dec-2014	03-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS5DEC14	0010304586	USD	(200,000,000)	(200,000,000)	04-Dec-2014	04-Dec-2014	05-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010304738	USD	(92,000,000)	(92,000,000)	05-Dec-2014	05-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304749	USD	(17,335,000)	(17,335,000)	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304750	USD	(50,000,000)	(50,000,000)	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010304751	USD	(32,665,000)	(32,665,000)	05-Dec-2014	05-Dec-2014	08-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010305033	USD	(125,000,000)	(125,000,000)	09-Dec-2014	09-Dec-2014	10-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS11DEC14	0010305140	USD	(50,000,000)	(50,000,000)	10-Dec-2014	10-Dec-2014	11-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS11DEC14	0010305179	USD	(50,000,000)	(50,000,000)	10-Dec-2014	10-Dec-2014	11-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305245	USD	(50,000,000)	(50,000,000)	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305247	USD	(50,000,000)	(50,000,000)	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010305259	USD	(91,000,000)	(91,000,000)	11-Dec-2014	11-Dec-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010305323	USD	(50,000,000)	(50,000,000)	12-Dec-2014	12-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010305324	USD	(50,000,000)	(50,000,000)	12-Dec-2014	12-Dec-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010305369	USD	(50,000,000)	(50,000,000)	15-Dec-2014	15-Dec-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010305370	USD	(50,000,000)	(50,000,000)	15-Dec-2014	15-Dec-2014	16-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305421	USD	(50,000,000)	(50,000,000)	16-Dec-2014	16-Dec-2014	17-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305427	USD	(50,000,000)	(50,000,000)	16-Dec-2014	16-Dec-2014	17-Dec-2014

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International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17DEC14	0010305428	USD	(50,000,000)	(50,000,000)	16-Dec-2014	16-Dec-2014	17-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010305446	USD	(50,000,000)	(50,000,000)	17-Dec-2014	17-Dec-2014	18-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010305447	USD	(50,000,000)	(50,000,000)	17-Dec-2014	17-Dec-2014	18-Dec-2014

Sub-total Matured Borrowings - United States Dollar			(9,708,222,000)	(9,708,222,000)

Total Matured Borrowings				(9,837,158,629)

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